Form 10-K, Exhibit 13
period 1996-12-31
QUICKTURN DESIGN SYSTEMS INC
filed 1997-03-31
CIK 914252

                                 EXHIBIT 13.1

                      1996 ANNUAL REPORT TO STOCKHOLDERS

QUICKTURN DESIGN SYSTEMS, INC.
FINANCIAL HIGHLIGHTS

------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AND EMPLOYEE DATA)

For the Fiscal Year                  1992          1993           1994          1995          1996
-------------------               ---------     ---------      ---------     ---------     ----------
Total revenue                     $  25,779     $  54,865      $  65,523     $  81,800     $  104,370
Net income (loss)                    (5,467)       (5,356)         4,601     *  13,083     **  12,639
Net income (loss) per share           (1.07)        (0.63)          0.32     *    0.90     **    0.83

Total revenue by geographic area
     North America                   21,858        40,872         48,594        56,107         65,716
     Asia-Pacific                     3,852         8,940          9,336        16,449         29,920
     Europe                              69         5,053          7,593         9,244          8,734
                                  ---------     ---------      ---------     ---------     ----------
Total                             $  25,779     $  54,865      $  65,523     $  81,800     $  104,370
                                  ---------     ---------      ---------     ---------     ----------
                                  ---------     ---------      ---------     ---------     ----------

At Year End
-----------

Working capital                   $  11,632     $  33,927      $  34,998     $  43,538     $  47,205
Total assets                      $  25,352     $  56,199      $  77,349     $  92,784     $ 108,853
Long-term debt                    $     938     $   3,487      $   3,819     $   3,502          ---
Stockholders' equity              $  15,368     $  38,296      $  49,895     $  65,627     $  81,786

Employees                               122           177            244           272           333


* The 1995 results include a net year-to-date tax benefit of $3.7 million or $0.26 per share.
** The 1996 results include a net year-to-date tax benefit of $542,000 or $0.03 per share.



 TOTAL REVENUES   STOCKHOLDERS' EQUITY   WORKING CAPITAL        EMPLOYEES
 (IN THOUSANDS)      (IN THOUSANDS)       (IN THOUSANDS)

1992    $ 25,779    1992    $ 15,368     1992    $ 11,632     1992      122
1993    $ 54,865    1993    $ 38,296     1993    $ 33,927     1993      177
1994    $ 65,523    1994    $ 49,895     1994    $ 34,998     1994      244
1995    $ 81,800    1995    $ 65,627     1995    $ 43,538     1995      272
1996    $104,370    1996    $ 81,786     1996    $ 47,205     1996      333

                                       QUICKTURN DESIGN SYSTEMS, INC.
                                    SELECTED CONSOLIDATED FINANCIAL DATA
                                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                 UNAUDITED

                                                            Quarter Ended
                                  --------------------------------------------------------------------
                                     Dec 31  Sep 30  Jun 30   Mar 31   Dec 31   Sep 30  Jun 30  Mar 31
                                       1996    1996    1996     1996     1995     1995    1995    1995
                                  --------- ------- ------- -------- -------- -------- ------- -------
Total revenue                       $28,786 $27,151 $25,339  $23,094  $23,000  $21,200 $19,600 $18,000
Cost of revenue                       8,934   8,464   7,854    7,131    7,012    6,510   6,013   5,547
                                  --------- ------- ------- -------- -------- -------- ------- -------
Gross profit                         19,852  18,687  17,485   15,963   15,988   14,690  13,587  12,453

Operating expenses
     Research & development           5,226   4,837   4,408    4,077    4,152    3,872   3,576   3,264
     Sales & marketing                8,069   7,987   7,627    7,011    7,004    6,512   6,141   5,782
     General & administrative         1,751   1,655   1,604    1,466    1,216    1,232   1,169   1,064
                                  --------- ------- ------- -------- -------- -------- ------- -------
Total operating expenses             15,046  14,479  13,639   12,554   12,372   11,616  10,886  10,110

Operating income                      4,806   4,208   3,846    3,409    3,616    3,074   2,701   2,343
Interest and other, net                 505     510     467      303      192      225     167     153
                                  --------- ------- ------- -------- -------- -------- ------- -------
Net income before provision
     for (benefit from)
     income taxes                     5,311   4,718   4,313    3,712    3,808    3,299   2,868   2,496

Provision for (benefit from)
     income taxes                     1,216   1,555   1,421    1,223   (2,778)     825     717     624
                                  --------- ------- ------- -------- -------- -------- ------- -------
Net income                           $4,095  $3,163  $2,892   $2,489   $6,586   $2,474  $2,151  $1,872
                                  --------- ------- ------- -------- -------- -------- ------- -------
                                  --------- ------- ------- -------- -------- -------- ------- -------
Net income per share                  $0.26   $0.21   $0.19    $0.17    $0.45    $0.17   $0.15   $0.13
                                  --------- ------- ------- -------- -------- -------- ------- -------
                                  --------- ------- ------- -------- -------- -------- ------- -------
Number of shares used
     in per share calculations       15,583  15,228  15,171   14,832   14,735   14,741  14,552  14,390
                                  --------- ------- ------- -------- -------- -------- ------- -------
                                  --------- ------- ------- -------- -------- -------- ------- -------
Market price range:
     High                            $21.63  $15.13  $16.50   $11.50   $11.13   $12.00  $10.38  $12.75
     Low                             $11.75  $11.88  $11.13   $ 9.00   $ 9.00    $8.88  $ 7.88  $ 6.50

------------------------------------------------------------------------------------------------------
(AS A PERCENTAGE OF TOTAL REVENUE)                              Quarter Ended
                                     -----------------------------------------------------------------
                                     Dec 31  Sep 30  Jun 30   Mar 31   Dec 31   Sep 30  Jun 30  Mar 31
                                       1996    1996    1996     1996     1995     1995    1995    1995
                                  --------- ------- ------- -------- -------- -------- ------- -------
Total revenue                         100.0%  100.0%  100.0%   100.0%   100.0%   100.0%  100.0%  100.0%
Cost of revenue                        31.0%   31.2%   31.0%    30.9%    30.5%    30.7%   30.7%   30.8%
                                  --------- ------- ------- -------- -------- -------- ------- -------
Gross profit                           69.0%   68.8%   69.0%    69.1%    69.5%    69.3%   69.3%   69.2%

Operating expenses
     Research & development            18.2%   17.8%   17.4%    17.7%    18.0%    18.3%   18.2%   18.2%
     Sales & marketing                 28.0%   29.4%   30.1%    30.3%    30.5%    30.7%   31.3%   32.1%
     General & administrative           6.1%    6.1%    6.3%     6.3%     5.3%     5.8%    6.0%    5.9%
                                  --------- ------- ------- -------- -------- -------- ------- -------
Total operating expenses               52.3%   53.3%   53.8%    54.3%    53.8%    54.8%   55.5%   56.2%

Operating income                       16.7%   15.5%   15.2%    14.8%    15.7%    14.5%   13.8%   13.0%
Interest and other, net                 1.7%    1.9%    1.8%     1.3%     0.8%     1.1%    0.8%    0.9%
                                  --------- ------- ------- -------- -------- -------- ------- -------
Net income before provision
     for (benefit from)
     income taxes                      18.4%   17.4%   17.0%    16.1%    16.5%    15.6%   14.6%   13.9%

Provision for (benefit from)
     income taxes                       4.2%    5.8%    5.6%     5.3%   (12.1%)    3.9%    3.6%    3.5%
                                  --------- ------- ------- -------- -------- -------- ------- -------
Net income                             14.2%   11.6%   11.4%    10.8%    28.6%    11.7%   11.0%   10.4%
                                  --------- ------- ------- -------- -------- -------- ------- -------
                                  --------- ------- ------- -------- -------- -------- ------- -------

The Company's common stock is traded on the over-the-counter market on the Nasdaq National Market under the symbol "QKTN." As of December 31, 1996 there were approximately 209 stockholders of record and an estimated 6,000 additional stockholders who held stock in "street name."

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


Quickturn Design Systems, Inc. (the "Company") designs, manufactures, sells and supports products that provide system-level verification solutions for the design of integrated circuits and electronic systems. The Company currently derives a substantial majority of its revenue from its System Realizer product and related maintenance and consulting services. Quickturn's products serve the needs of IC and systems design engineers in a variety of markets including computers, workstations and PCs, telecommunications, semiconductor, microprocesser and multimedia graphics. The Company began operations in 1987 and commenced shipments in 1989. In 1996, the Company introduced two new software products, Quest II and HDL-ICE 2.0 to enable customers to more quickly and easily compile their IC designs.

On February 7, 1997, the Company acquired SpeedSim, Inc. ("SpeedSim"), a provider of cycle-based simulation software for the verification of digital logic designs (the "SpeedSim Merger") for 2.8 million shares of Quickturn common stock. The acquisition was accounted for as a pooling of interests. The Company estimates that it will incur direct transaction costs of at least $1.2 million associated with the acquisition, which will be charged to operations during the quarter ending March 31, 1997. See Note 15 of the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

    The following table sets forth certain financial data from the Company's
consolidated   statements of operations as a percentage of revenue:

                                                    Year Ended December 31,
                                                 -----------------------------
                                                    1996      1995     1994
                                                 -----------------------------
Total revenue                                      100.0%    100.0%   100.0%
Cost of revenue                                     31.0%     30.7%    30.9%
                                                 -----------------------------
     Gross margin                                   69.0%     69.3%    69.1%

Operating expenses
     Research and development                       17.8%     18.2%    18.9%
     Sales and marketing                            29.4%     31.1%    32.4%
     General and administrative                      6.2%      5.7%    11.6%
                                                 -----------------------------
          Total operating expenses                  53.4%     55.0%    62.9%

          Operating income                          15.6%     14.3%     6.2%
Interest and other, net                              1.7%      0.9%     1.4%
                                                 -----------------------------
Net income before provision
     for (benefit from) income taxes                17.3%     15.2%     7.6%
Provision for (benefit from) income taxes            5.2%     (0.8%)    0.6%
                                                 -----------------------------
     Net income                                     12.1%     16.0%     7.0%
                                                 -----------------------------
                                                 -----------------------------

TOTAL REVENUE
Total revenue increased by $22.6 million, or 28%, to $104.4 million in 1996 over 1995 compared with an increase of $16.3 million, or 25%, in 1995 over 1994. The total revenue growth in both 1996 and 1995 was primarily attributable to increased sales of greater emulation capacity. System Realizer product revenue accounted for 71% and 66% of total revenue in 1996 and 1995, respectively, while previous generation emulation products accounted for 65% of total revenue in 1994. Maintenance revenue for all products accounted for 16%, 14% and 13% of total revenue in 1996, 1995 and 1994, respectively. On a price per logic gate basis, both product costs and the average price for an emulation system with equivalent capacity decreased due to increased efficiency of reprogrammable system components and lower component costs.

Domestic revenue (North American sales) grew by 17%, 15% and 19%, while international revenue grew by 50%, 52% and 21% in 1996, 1995 and 1994, respectively. International sales accounted for approximately 37%, 31% and 26% of total revenue in 1996, 1995 and 1994, respectively. The increase in international sales was largely due to revenue growth in the Asia-Pacific markets, which increased by 82% to $29.9 million in 1996, and by 76% to $16.4 million in 1995. Revenue from most international customers is denominated in U.S. dollars. However, receivables from certain other international customers are denominated in local currencies. Such receivables are hedged, where practicable, by forward exchange contracts to minimize the impact of foreign exchange rate movements on the Company's operating results. See Note 2 of the Notes to Consolidated Financial Statements. There can be no assurance that fluctuations in the currency exchange rates in the future will not have a material adverse impact on the receivables derived from foreign currency denominated sales and thus the Company's operating results and financial condition.

Many of the Company's customers order on an as-needed basis and often delay delivery of firm purchase orders until the commencement dates of such customers' development projects are determined. Moreover, a significant portion of the Company's total revenue in each quarter generally results from shipments in the last few weeks of the quarter; therefore, a delay in the shipment of a few orders can have a significant impact upon total revenue and results of operations in a given quarter.

A relatively limited number of customers have historically accounted for a substantial portion of the Company's revenue. These customers represent early adopters of emulation technology, typically for the design of complex integrated circuits. In particular, the Company's top ten customers represented 51%, 48% and 46% of total revenue in 1996, 1995 and 1994, respectively. One customer, Fujitsu, comprised 13% of the Company's total revenue in 1996, and no customer individually comprised more than 10% of the Company's total revenue in 1995 and 1994. The Company expects that sales of its products to a relatively limited number of customers will continue to account for a high percentage of revenue for the foreseeable future. The loss of a major customer or any reduction in orders by such a customer could have an adverse effect on the Company's financial condition or results of operations.

The Company believes that in the future its results of operations in a quarterly period could be impacted by the timing of customer development projects and related purchase orders for the Company's emulation systems, new product announcements and releases by the Company, and economic conditions generally and in the electronics industry specifically.

The Company recognizes revenue from sales of its emulation products and services when all substantial conditions have been met, including shipment to the customer, fulfillment of acceptance terms, if any, and completion of all significant contractual terms. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Maintenance contracts are typically renewed annually. Warranty and similar costs related to post-contract customer support are accrued at the time of sale.


GROSS MARGINS
Cost of revenue includes materials, labor and overhead incurred in the manufacture of emulation systems as well as the cost of providing service and maintenance. Gross margins were approximately 69% of total revenue in each of the fiscal years 1996, 1995 and 1994. The Company was able to maintain its gross margins primarily due to a sufficiently large revenue base over which to spread fixed costs, and to continued manufacturing efficiencies, somewhat offset by a decreasing average price per logic gate. The Company expects competitive pressures to increase in its market from existing companies and new entrants, which among other things could accelerate the trend of such decreasing average price per logic gate. Accordingly, there can be no assurance that the Company will be able to sustain its recent gross margins. Furthermore, to the extent that the Company's cost reduction goals are achieved, any resulting cost savings that are passed on to the Company's customers may also have an adverse effect on gross margins.

RESEARCH AND DEVELOPMENT
Research and development expenses increased to $18.5 million in 1996 compared to $14.9 million in 1995 and $12.4 million in 1994. These increases were primarily attributable to increased staffing and equipment costs necessary to enhance current products and research and development activities for the next generation emulation products. Research and development expenses as a percentage of total revenue were approximately 18%, 18% and 19% in 1996, 1995 and 1994, respectively. The Company expects to continue to invest a significant amount of its resources in research and development.

SALES AND MARKETING
Sales and marketing expenses were $30.7 million in 1996 compared to $25.4 million in 1995 and $21.2 million in 1994. Sales and marketing expenses increased in each period due to the expansion of the Company's marketing and sales organizations and higher sales commissions associated with increased revenue. As a percentage of total revenue, sales and marketing expenses were approximately 29%, 31% and 32% in 1996, 1995 and 1994, respectively. The Company expects that sales and marketing expenses will continue to increase in absolute dollar amounts as the Company expands its sales and marketing efforts.

GENERAL AND ADMINISTRATIVE
General and administrative expenses were $6.5 million in 1996 compared to $4.7 million in 1995 and $7.6 million in 1994. The increase in general and administrative expenses in 1996 was primarily attributable to increased legal costs related to a patent infringement lawsuit filed by the Company in January 1996. See Note 14 of the Notes to Consolidated Financial Statements. The Company expects general and administrative expenses to increase in 1997 due primarily to continued legal costs associated with the lawsuit. General and administrative expenses in 1994 included a $3.7 million write-off for bad debts, consisting of a one-time charge attributed to two customers that advised the Company in the quarter ended December 31, 1994 of their inability to meet financial obligations. See Note 2 of the Notes to Consolidated Financial Statements. General and administrative expenses represented approximately 6%, 6% and 12% of total revenue in 1996, 1995 and 1994, respectively.

OTHER INCOME AND EXPENSE
Interest income increased by $392,000 in 1996 over 1995 due primarily to a greater average balance of cash and cash equivalents and marketable securities. Interest expenses decreased $316,000 in 1996 over 1995 due to the payoff of lease lines used to purchase certain fixed assets and the reduction of other debt.

PROVISION FOR INCOME TAXES
The provision for federal, state and foreign income taxes was an expense of $5.4 million in 1996, a benefit of $612,000 in 1995 and an expense of $401,000 in 1994, representing effective tax rates of 30%, (4.9%) and 8%, respectively. The effective income tax rate in each year was impacted by a reduction in the Company's valuation allowance against deferred tax assets of $1.6 million, $6.8 million and $1.1 million for 1996, 1995 and 1994, respectively. The effective tax rate was also reduced by the tax benefit from the Company's foreign sales corporation in 1996 and 1995, and by utilization of federal and state tax credits in all years.

At December 31, 1996, the Company had federal net operating loss carryforwards of $2.1 million and federal and state tax credit carryforwards of $300,000 and $50,000, respectively. A significant portion of the Company's net operating loss and tax credit carryforwards were acquired in a merger and are subject to an annual limitation of approximately $1.2 million.

FACTORS AFFECTING OPERATING RESULTS
COMPETITION
The EDA industry is highly competitive and rapidly changing. The Company faces significant competition for emulation-based system-level verification, in addition to competition from traditional design verification methodologies which rely on the approach of building and then testing complete system prototypes. Because of customers' requirements for a design verification methodology which reduces the number of costly design iterations and improves product quality, the Company expects competition in the market for system-level verification to increase as other companies attempt to introduce emulation products and product enhancements. Moreover, the Company competes with companies that have significantly greater financial, technical and marketing resources, greater name recognition and larger installed bases than the Company. In addition, many of these competitors have established relationships with current and potential customers of the Company. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company.
The Company believes that the principal competitive factors in the EDA market are quality of results, the mission-critical nature of the technology, technical support, product performance, reputation, price and support of industry standards. The Company believes that it currently competes favorably with respect to these factors. However, there can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.


In addition, competitors may resort to litigation as a means of competition. Such litigation may result in substantial costs to the Company and significant diversion of management time. In 1995, Mentor Graphics Corporation ("Mentor") filed suit against the Company for declaratory judgment of noninfringement, invalidity and unenforceability of several of the Company's patents. Six of the Company's patents are now involved in the disputes and the Company has filed counterclaims against Mentor and Mentor's French subsidiary, Meta Systems ("Meta"), for infringement and threatened infringement of those six patents. Furthermore, in January 1996, the Company filed a complaint with the International Trade Commission, seeking to stop unfair importation of hardware logic emulation systems manufactured by Meta on the grounds that such systems infringe the Company's patents. See Note 14 of the Notes to Consolidated Financial Statements. Although patent and intellectual property disputes in the EDA industry are often settled through licensing, cross-licensing or similar arrangements, costs associated with such litigation and arrangements may be substantial.

RISKS ASSOCIATED WITH THE SPEEDSIM MERGER
On February 7, 1997, the Company completed the SpeedSim Merger. There can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the SpeedSim Merger or that management will be successful in its efforts to integrate the operations of the acquired company. Although the Company believes the SpeedSim Merger is in the best interest of the Company and its stockholders, there are significant risks associated with these transactions, including but not limited to: (i) difficulties in the integration of SpeedSim, (ii) difficulties in maintaining revenue levels during product transitions, (iii) difficulties or delays in achieving product and technology integration benefits, and (iv) increased competition from other software companies. Moreover, SpeedSim is a company in the early stages of development. As a result, the Company believes that the increases in operating expenses associated with the development and integration of these new technologies will, in the near term, greatly exceed any associated increases in revenue which will have an adverse impact on operating results.

OTHER FACTORS
Other factors which could adversely affect the Company's quarterly operating results in the future include efficiencies as they relate to managing inventories and fixed assets, the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor. Moreover, a significant portion of the Company's total revenue in each quarter generally results from shipments in the last few weeks of the quarter; therefore, a delay in the shipment of a few orders can have a significant impact upon total revenue and results of operations in a given quarter. Additionally, as a significant portion of the Company's revenue and net income may come from international operations, fluctuations of the U.S. dollar against foreign currencies and the seasonality of Asia-Pacific, European and other international markets could impact the Company's results of operations and financial condition in a particular quarter.

Due to the factors above, the Company's future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in total revenue or earnings from levels expected by securities analysts has had and could in the future have an immediate and significant adverse effect on the trading price of the Company's common stock. Additionally, the Company may not learn of such shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of the Company's common stock.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 1996, the Company had $52.4 million in cash, cash equivalents and marketable securities. Additionally, the Company had $9.8 million in unsecured revolving bank lines of credit. To date, no funds have been drawn from the bank lines of credit. The Company's credit agreements contain certain affirmative and restrictive covenants that are typical of such commercial lending arrangements. The agreements require, among other things, that the Company maintain a stipulated tangible net worth, meet certain financial ratios (quick asset to current liability and debt to tangible net worth), achieve annual profitability targets and maintain quarterly debt service. The agreements also prohibit, among other things, the Company from paying cash dividends. See Note 7 of the Notes to Consolidated Financial Statements.

Net cash provided by operating activities was $20.9 million in 1996, $10.9 million in 1995 and $2.7 million in 1994. The increase in cash provided by operating activities in 1996 as compared to 1995 was primarily attributable to an increase in deferred revenue and a significantly smaller increase in deferred income taxes offset by an increase in inventories. Additionally, the increase in cash provided by operations in 1995 as compared to 1994 was primarily attributable to greater net income from operations and a significantly smaller increase in accounts receivable and inventories in 1995 compared to the increase in accounts receivable and inventories in 1994, offset by a decrease in accounts payable and accrued liabilities in 1995 compared to an increase in accounts payable and accrued liabilities in 1994.

Net cash used in investing activities was $13.4 million in 1996, as compared with $500,000 provided by investing activities in 1995, and $32.4 million used in investing activities in 1994. Net cash used in investing activities was related primarily to net purchases of marketable securities, and to acquisitions of property and equipment. The Company expects that investment levels and net cash used in investing activities will increase in future periods.

Capital expenditures, including capital leases, were approximately $6.2 million, $7.7 million and $9.3 million in 1996, 1995 and 1994, respectively. These expenditures were primarily for the expansion of production capacity and the addition of research and development equipment. While the Company has no material capital commitments, the Company anticipates that its planned purchases of capital equipment in 1997 will require additional expenditures of approximately $11.0 million, a portion of which may be financed with cash and a portion of which may be financed through capital leases.

The Company believes that its current cash and cash equivalents, together with its existing credit facility and the cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and marketing expansion through at least 1997. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may sell additional equity or debt securities or obtain additional credit facilities.

                          QUICKTURN DESIGN SYSTEMS, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                   (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                  Year Ended December 31,
                                             -----------------------------
                                                 1996      1995       1994
                                             --------- ---------- --------
Revenue
     Product revenue                         $ 83,259  $ 67,679   $ 55,170
     Maintenance and service revenue           21,111    14,121     10,353
                                             --------- ---------- --------
          Total revenue                       104,370    81,800     65,523
Cost of revenue
     Cost of product revenue                   25,833    20,752     17,049
     Cost of maintenance and service revenue    6,550     4,330      3,199
                                             --------- ---------- --------
          Total cost of revenue                32,383    25,082     20,248
                                             --------- ---------- --------
          Gross profit                         71,987    56,718     45,275

Operating expenses
     Research and development                  18,548    14,864     12,414
     Sales and marketing                       30,694    25,439     21,195
     General and administrative                 6,476     4,681      7,612
                                             --------- ---------- --------
          Total operating expenses             55,718    44,984     41,221

          Operating income                     16,269    11,734      4,054

Interest income                                 2,126     1,734      1,368
Interest expense                                 (420)     (736)      (437)
Other, net                                         79      (261)        17
                                             --------- ---------- --------
          Net income before provision
          for (benefit from) income taxes      18,054    12,471      5,002

Provision for (benefit from) income taxes       5,415      (612)       401
                                             --------- ---------- --------
          Net income                         $  12,639 $  13,083   $  4,601
                                             --------- ---------- --------
                                             --------- ---------- --------

Net income per share                          $  0.83   $  0.90    $  0.32
                                             --------- ---------- --------
                                             --------- ---------- --------
Number of shares used in per
 share calculations                            15,204    14,605     14,350
                                             --------- ---------- --------
                                             --------- ---------- --------

      The accompanying notes are an integral part of these consolidated financial statements.

                        QUICKTURN DESIGN SYSTEMS, INC.
                          CONSOLIDATED BALANCE SHEETS
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)
                                                                 December 31,
                                                            ------------------
ASSETS                                                          1996      1995
                                                            --------- --------
  Current assets
     Cash and cash equivalents                              $ 23,911   $17,216
     Marketable securities                                    10,314    14,181
     Accounts receivable, net of allowance for
       doubtful accounts of $1,840 in 1996 and 1995           21,537    20,706
     Inventories                                              10,141     7,805
     Prepaid expenses and other current assets                 2,770     1,895
     Deferred income taxes                                     5,599     5,390
                                                            --------- --------
        Total current assets                                  74,272    67,193
     Marketable securities                                    18,198     9,110
     Fixed assets, net                                        11,032    13,003
     Deferred income taxes                                     2,939     2,639
     Other assets                                              2,412       839
                                                            --------- --------
        Total assets                                        $108,853   $92,784
                                                            --------- --------
                                                            --------- --------
LIABILITIES
  Current liabilities
     Current portion of long term debt                       $ 3,502   $ 3,401
     Accounts payable                                            873       869
     Accrued liabilities                                      14,541    15,847
     Deferred revenue                                          8,151     3,538
                                                            --------- --------
        Total current liabilities                             27,067    23,655

  Long term debt                                                  --     3,502
                                                            --------- --------
        Total liabilities                                     27,067    27,157
                                                            --------- --------
  Commitments and contingencies (Notes 9 and 14).

STOCKHOLDERS' EQUITY
   Preferred stock, $.001 par value: Authorized:
     2,000,000 shares; Issued and outstanding: no shares          --        --
   Common stock, $.001 par value:  Authorized: 20,000,000
     shares; Issued and outstanding: 14,122,558 shares in
     in 1996; 13,596,060 shares in 1995                           14        14
   Additional paid-in capital                                 75,119    71,507
   Unrealized holding gain on marketable securities               10       102
   Retained earnings (deficit)                                 6,643    (5,996)
                                                            --------- --------
       Total stockholders' equity                             81,786    65,627
                                                            --------- --------
       Total liabilities and stockholders' equity           $108,853   $92,784
                                                            --------- --------
                                                            --------- --------

           The accompanying notes are an integral part of these consolidated financial statements.

                                         QUICKTURN DESIGN SYSTEMS, INC.
                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                     (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)

                                                                                   Unrealized
                                                 Common Stock      Additional   Holding Gain (Loss)    Retained
                                         -----------------------   Paid-in        on Marketable        Earnings
                                              Shares      Amount   Capital          Securities         (Deficit)     Total
                                         ------------   --------  -----------   -------------------  -----------  --------
BALANCES, DECEMBER 31, 1993               12,118,020         $12     $61,964                --         $(23,680)   $38,296
     Issuance of common stock, less
          issuance costs                     510,000           1       5,691                --               --      5,692
     Issuance of common stock,
          employee stock purchase plan        87,360          --         598                --               --        598
     Exercise of stock options and warrants  386,687          --         344                --               --        344
     Tax benefit from option exercises            --          --         700                --               --        700
     Unrealized holding loss on marketable
          securities                              --          --          --             $(336)              --       (336)
     Net income                                   --          --          --                --            4,601      4,601
                                         ------------   --------  -----------   -------------------  -----------  --------

BALANCES, DECEMBER 31, 1994               13,102,067          13      69,297              (336)         (19,079)    49,895
     Issuance of common stock,
          employee stock purchase plan       158,488          --       1,091                --               --      1,091
     Exercise of stock options               335,505           1         574                --               --        575
     Tax benefit from option exercises            --          --         545                --               --        545
     Unrealized holding gain on marketable
          securities                              --          --          --               438               --        438
     Net income                                   --          --          --                --           13,083     13,083
                                         ------------   --------  -----------   -------------------  -----------  --------

BALANCES, DECEMBER 31, 1995               13,596,060          14      71,507               102           (5,996)    65,627
     Issuance of common stock,
          employee stock purchase plan       198,117          --       1,452                --               --      1,452
     Exercise of stock options               328,381          --       1,161                --               --      1,161
     Tax benefit from option exercises            --          --         999                --               --        999
     Unrealized holding loss on marketable
          securities                              --          --          --               (92)              --        (92)
     Net income                                   --          --          --                --           12,639     12,639
                                         ------------   --------  -----------   -------------------  -----------  --------
BALANCES, DECEMBER 31, 1996               14,122,558         $14     $75,119             $  10          $ 6,643    $81,786
                                         ------------   --------  -----------   -------------------  -----------  --------
                                         ------------   --------  -----------   -------------------  -----------  --------

    The accompanying notes are an integral part of these consolidated financial statements.

                             QUICKTURN DESIGN SYSTEMS, INC.
                         CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (AMOUNTS IN THOUSANDS)

                                                        Year Ended December 31,
                                                   ------------------------------
                                                        1996      1995      1994
                                                   ----------- --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                         $  12,639 $  13,083  $  4,601
Adjustments to reconcile net income to net cash
 provided by operating activities
     Depreciation and amortization                     8,455     7,880     5,016
     Provision for doubtful accounts                      --        --     1,110
     Write down of inventories                           719       244       130
     Deferred income taxes                              (509)   (6,814)   (1,215)
Changes in current assets and liabilities
     Accounts receivable                                (831)     (781)  (11,270)
     Inventories                                      (3,055)   (1,771)   (4,472)
     Prepaid expenses and other current assets          (875)     (955)     (189)
     Accounts payable and accrued liabilities           (303)        8     8,915
     Deferred revenue                                  4,613       (35)       65
                                                   ----------- --------  --------
     Net cash provided by operating activities        20,853    10,859     2,691
                                                   ----------- --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES
     Acquisition of fixed assets                      (6,197)   (4,747)   (6,133)
     Sale of marketable securities                    19,931    27,530    44,958
     Purchase of marketable securities               (25,244)  (21,714)  (69,993)
     Increase in other assets                         (1,860)     (556)   (1,269)
                                                   ----------- --------  --------
     Net cash provided by (used in)
       investing activities                          (13,370)      513   (32,437)
                                                   ----------- --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from equipment financing                    --     1,500       784
     Payments of long term debt                       (3,401)   (4,219)   (2,697)
     Proceeds from stock issuances                     2,613     1,666     6,634
                                                   ----------- --------  --------
     Net cash provided by (used in)
       financing activities                             (788)   (1,053)    4,721
                                                   ----------- --------  --------
Net increase (decrease) in cash and cash equivalents   6,695    10,319   (25,025)
Cash and cash equivalents at beginning of period      17,216     6,897    31,922
                                                   ----------- --------  --------
Cash and cash equivalents at end of period          $ 23,911  $ 17,216  $  6,897
                                                   ----------- --------  --------
                                                   ----------- --------  --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
     Cash paid during the period for:
       Interest                                     $    408  $    827  $    421
       Income taxes                                 $  4,338  $    776  $  1,044

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
AND FINANCING ACTIVITY
     Additions to fixed assets through capital
       lease obligations                            $     --  $  2,994  $  3,184
     Unrealized holding loss (gain) on
       marketable securities                        $     92  $   (438) $    336
     Tax benefit from stock option exercises        $    999  $    545  $    700


        The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  BUSINESS OF THE COMPANY

Quickturn Design Systems, Inc. (the "Company") designs, manufactures, sells and supports system-level verification solutions for the design of integrated circuits and electronic systems. The Company's development and manufacturing facilities are located in Mountain View, California. The Company's principal markets are in North America, Asia-Pacific and Europe.

2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PRESENTATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

CERTAIN RISKS AND CONCENTRATIONS
The Company's products are concentrated in the electronic design automation industry which is highly competitive and rapidly changing. Revenue is concentrated with a relatively limited number of customers, and supplies for certain components are concentrated among a few providers. The loss of a major customer or any reduction in orders by such a customer, the interruption of certain supplier relationships, significant technological changes in the industry or customer requirements, the infringement or expropriation of proprietary intellectual property rights or patents, or the emergence of a major direct competitor could affect operating results adversely. In addition, a significant portion of the Company's revenue is derived from international sales; therefore, fluctuations of the U.S. dollar against foreign currencies or local economic conditions could adversely affect operating results.

All marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on marketable securities classified as available-for-sale, when material, are reported as a separate component of stockholders' equity. Realized gains and losses on sales of all such investments are reported in earnings and computed using the specific identification cost method.

Financial instruments which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, marketable securities and accounts receivable.

The Company sells products to companies in the electronics industry in North America, Asia-Pacific and Europe. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses on its trade accounts receivable which are uncollateralized. Historically, except for the quarter ended December 31, 1994, the Company has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. In addition to the increase of reserves for doubtful accounts, the Company recorded a $3.7 million write-off of bad debts related to two customers in the quarter ended December 31, 1994.

The Company maintains its excess cash balances in a variety of financial instruments such as money market securities in various financial institutions and securities backed by the United States government. The Company has not experienced any material losses in any of the instruments it has used for excess cash balances.

The Company enters into foreign exchange forward contracts to hedge certain foreign currency denominated receivable balances against changes in foreign currency exchange rates. Gains and losses on the contracts are included together with the gains or losses from revaluation of the related receivables. These contracts require the Company to exchange foreign currencies for U.S. dollars and generally mature within six months. At December 31, 1996, the Company had forward exchange contracts outstanding with a notional value of $2,597,000 and an estimated fair value of $2,602,000.

TRANSLATION OF FOREIGN CURRENCIES
The Company's foreign consolidated subsidiaries are considered to be extensions of the U.S. operation and the functional currency of the subsidiaries is the U.S. dollar. Accordingly, foreign entities translate monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Translation gains and losses related to these subsidiaries are included in income. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and cost of revenue which are translated at historical rates.

REVENUE RECOGNITION
The Company recognizes revenue from sales of its emulation products and services when all substantial conditions have been met, including shipment to the customer, fulfillment of acceptance terms, if any, and completion of all significant contractual terms. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Maintenance contracts are typically renewed annually. Warranty and similar costs related to post-contract customer support are accrued at the time of sale.

RESEARCH AND DEVELOPMENT
Research and development expenses are charged to operations as incurred.

CASH EQUIVALENTS
Investments and deposits with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of the note payable and capital lease obligations approximates fair value. Estimated fair values for marketable securities (See Note 3) and forward exchange contracts (see Certain Risks and Concentrations, above) are based on quoted market prices for the same or similar instruments.

INVENTORIES
Inventories are stated at the lower of cost (first-in, first-out method) or market. The Company's inventories include high technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence when estimating required reserves to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term.

DEPRECIATION AND AMORTIZATION
Fixed assets are stated at cost and are depreciated on a straight-line method over the estimated useful lives of the assets, typically one to five years. Leasehold improvements are amortized on a straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset, typically three to five years. Amortization of equipment under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related asset, typically three to five years.

ACCRUED WARRANTY
The Company provides an accrual for future warranty costs based on the historical relationship of revenue to warranty costs incurred.

RECLASSIFICATION
Certain amounts in the financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no impact on previously reported working capital, operating income or net income.

INCOME TAXES
The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No.109, (SFAS
109), "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured at the tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET INCOME PER SHARE
Net income per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants (using the treasury stock method).

FISCAL YEAR-END
Since 1995, for purposes of presentation, the Company has indicated that its fiscal year ends on December 31, although the Company operates on a 52-week or 53-week fiscal year, ending on the last Sunday in December. Both 1995 and 1996 were 52-week years.

3  MARKETABLE SECURITIES

At December 31, 1996 and 1995, all marketable securities are classified as available-for-sale and are summarized as follows:

Marketable securities at December 31, 1996
--------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                Market       Cost     Unrealized   Unrealized     Net Unrealized
                                               Value       Basis       Gains       Losses        Gains(Losses)
                                             --------    --------   ----------   ----------     ---------------
United States government debt securities     $  6,355    $  6,364      $  6        $  (15)          $  (9)
Municipal debt securities                      17,815      17,800        39           (24)             15
Corporate debt securities                       4,342       4,338         5            (1)              4
                                             --------    --------   ----------   ----------     ---------------
                                             $ 28,512    $ 28,502      $ 50        $  (40)          $  10
                                             --------    --------   ----------   ----------     ---------------
                                             --------    --------   ----------   ----------     ---------------
Marketable securities at December 31, 1995
--------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)                                Market       Cost     Unrealized   Unrealized     Net Unrealized
                                               Value       Basis       Gains       Losses            Gains
                                             --------    --------   ----------   ----------     ---------------
United States government debt securities     $  2,369    $  2,345      $   24      $  ---           $  24
Municipal debt securities                      11,002      10,987          34         (19)             15
Corporate debt securities                       9,920       9,857          74         (11)             63
                                             --------    --------   ----------   ----------     ---------------
                                             $ 23,291    $ 23,189      $  132      $  (30)          $ 102
                                             --------    --------   ----------   ----------     ---------------
                                             --------    --------   ----------   ----------     ---------------


At December 31, 1996, all marketable debt securities classified as current have scheduled maturities of less than one year. Marketable debt securities classified as noncurrent have scheduled maturities of one to three years.

4   INVENTORIES

Inventories comprise:
------------------------------------------------------------------------
(IN THOUSANDS)                           December 31,
                               -----------------------------
                                  1996               1995
                               -----------------------------
Raw materials                  $   8,431           $   5,819
Work in process                    1,710               1,986
                               ---------          ----------
                               $  10,141           $   7,805
                               ---------          ----------
                               ---------          ----------

5  FIXED ASSETS

Fixed assets comprise:
------------------------------------------------------------------------
(IN THOUSANDS)                           December 31,
                               -----------------------------
                                  1996               1995
                               -----------------------------
Equipment                      $  24,429          $   20,843
Furniture, fixtures and
  leasehold improvements           3,598               2,725
Demonstration and rental
  equipment                        4,829               3,241
                               ---------          ----------
                                  32,856              26,809
Less accumulated depreciation
  and amortization               (21,824)            (13,806)
                               ---------          ----------
                               $  11,032          $   13,003
                               ---------          ----------
                               ---------          ----------


Depreciation and amortization expense amounted to $8,168,000, $6,989,000 and $4,493,000 for the years ended December 31, 1996, 1995 and 1994, respectively.


Fixed assets include equipment under capital leases as follows:
------------------------------------------------------------------------
(IN THOUSANDS)                           December 31,
                               -----------------------------
                                  1996               1995
                               -----------------------------
Cost                            $  2,302          $  5,102
Less accumulated amortization     (1,313)           (2,021)
                                ---------         ---------
                                $    989          $  3,081
                                ---------         ---------
                                ---------         ---------

The equipment under capital leases is pledged as collateral for repayment of the related lease obligations.

6  ACCRUED LIABILITIES

Accrued liabilities comprise:
------------------------------------------------------------------------
(IN THOUSANDS)                           December 31,
                               -----------------------------
                                  1996               1995
                               -----------------------------
Accrued payroll and related
  items                         $  5,465           $  5,643
Income taxes payable               6,298              5,702
Other accrued liabilities          2,778              4,502
                               ---------           --------
                                $ 14,541           $ 15,847
                               ---------           --------
                               ---------           --------
7  BANK BORROWING ARRANGEMENTS

The Company has unsecured revolving lines of credit totaling $9,800,000 which provide for borrowings through June 1, 1997. Borrowings under these agreements bear interest at the banks' prime rate (8.25% at December 31, 1996). The agreements are subject to certain restrictive covenants which include achieving annual profitability, and meeting certain financial ratios and minimum tangible net worth requirements. The agreements also prohibit the payment of cash dividends. To date, no funds have been drawn against the lines of credit.

8   LONG TERM DEBT

CAPITAL LEASE OBLIGATIONS
The Company has leases totaling $2,302,000 at interest rates varying from 8.4% to 9.8%. The Company's lease obligations under the leases were collateralized by restricted deposits at December 31, 1996 and 1995 of $85,000 and $106,000, respectively, which are included in other assets.

Minimum future lease payments for the year ending December 31, 1997, under all equipment lease arrangements, are $2,441,000, of which $139,000 represents interest.

NOTE PAYABLE
At December 31, 1996, the Company had an uncollateralized note payable of $1,200,000. The note had an original principal balance of $3,000,000 and bears interest at 4% per annum, payable quarterly.

9   COMMITMENTS
The Company leases its operating facilities under noncancellable operating leases with terms greater than one year. At December 31, 1996, future minimum rent payments under these leases are as follows:

Year ending December 31,
------------------------------------------------------------------
(IN THOUSANDS)
1997                                    $   2,614
1998                                        4,075
1999                                        3,840
2000                                        3,368
2001                                        3,157
Thereafter                                  8,310
                                        ---------
                                        $  25,364
                                        ---------
                                        ---------

Rent expense related to the facility and various equipment leases was $1,561,000, $1,337,000 and $1,118,000 for the years ended December 31, 1996,
1995 and 1994, respectively.

10  STOCKHOLDERS' EQUITY

STOCK OPTION PLANS
As of December 31, 1996 the Company has reserved 3,723,713 common shares for issuance under various stock option plans. Except for the 1994 Outside Director Stock Option Plan, which provides for automatic grants to non-employee directors, the Board of Directors may, under these plans, issue incentive stock options to employees and nonstatutory stock options to employees or paid consultants of the Company at prices no less than fair market value for incentive and 85% of fair market value for nonstatutory stock options. The options are exercisable at times and in increments as specified by the Board of Directors. Options generally vest over four years and expire ten years from date of grant. Options are exercisable prior to vesting, however such unvested shares are subject to repurchase by the Company at their original cost. At December 31, 1996, there were 375 shares subject to repurchase.

EMPLOYEE STOCK PURCHASE PLAN
The Company has reserved 450,000 shares of common stock for issuance under the Employee Stock Purchase Plan ("ESPP"). Shares are purchased through employees' payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of such offering period. Shares issued under the ESPP in 1996, 1995 and 1994 were 198,117, 158,488 and 87,360 respectively.

WARRANTS
At December 31, 1996, warrants to purchase 474,059 shares of common stock were outstanding which may be exercised at prices ranging from $6.98 to $30.00 per share. The warrants expire over periods ranging from 1 to 5 years.

Information with respect to activity under these plans is set forth below:
----------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
                                                                                Outstanding Options
                                                -----------------------------------------------------------------------------
                                      Shares
                                    Available     Options       Number              Price         Aggregate    Weighted Avg
                                    for Grant    Exercised    of Shares           Per Share         Price      Exercise Price
                                   -----------   ---------    ---------      ------------------   ----------  ---------------
Balance, December 31, 1993            446,856     295,350     2,119,953      $  0.26 -  $ 12.00    $  6,351      $  3.00
     Additional shares reserved       250,000         ---           ---                     ---         ---          ---
     Options granted               (1,161,900)        ---     1,161,900      $  6.13 -  $ 14.75       9,372      $  7.89
     Options exercised                    ---     381,996      (381,996)     $  0.26 -  $  9.00        (344)     $  0.90
     Options terminated               672,069         ---      (672,069)     $  0.30 -  $ 14.75      (6,737)     $ 10.03
     Options retired                      ---         ---       (33,600)     $  0.64 -  $  6.30        (123)     $  3.66
                                   -----------   ---------    ---------                            ----------
Balance, December 31, 1994            207,025     677,346     2,194,188      $  0.26 -  $ 13.25       8,519      $  3.62
     Additional shares reserved     1,000,000         ---           ---                     ---         ---          ---
     Options granted                 (742,585)        ---       742,585      $  7.00 -  $ 11.63       6,314      $  8.76
     Options exercised                    ---     336,401      (336,401)     $  0.26 -  $ 10.38        (575)     $  1.73
     Options terminated               314,217         ---      (314,217)     $  0.30 -  $ 11.63      (1,932)     $  6.15
     Options repurchased                  896         ---           ---      $  0.30 -  $  0.50         ---      $  0.36
     Options retired                      ---         ---       (13,497)     $  0.64 -  $  6.30         (38)     $  2.82
                                   -----------   ---------    ---------                            ----------
Balance, December 31, 1995            779,553   1,013,747     2,272,658      $  0.30 -  $ 13.25      12,288      $  5.40
     Additional shares reserved     1,000,000         ---           ---                     ---         ---          ---
     Options granted               (1,199,400)        ---     1,199,400      $  9.25 -  $ 19.00      15,006      $ 12.53
     Options exercised                    ---     328,381      (328,381)     $  0.30 -  $ 11.63      (1,161)     $  3.54
     Options terminated               355,891         ---      (355,891)     $  0.50 -  $ 13.25      (3,294)     $  9.51
     Options retired                      ---         ---          (117)     $  0.64 -  $  0.64         ---      $  0.64
                                   -----------   ---------    ---------                            ----------
Balance, December 31, 1996            936,044   1,342,128     2,787,669      $  0.30 -  $ 19.00     $22,839      $  8.19
                                   -----------   ---------    ---------      ------------------   ----------  ---------------
                                   -----------   ---------    ---------      ------------------   ----------  ---------------

At December 31, 1996 and 1995, vested options to purchase 1,183,030 and 1,016,615 shares respectively were unexercised.

In July 1994, the Board of Directors offered to all employees the opportunity to cancel outstanding stock options with exercise prices in excess of $6.13 per share (the fair market value of the common stock at that time) in exchange for options exercisable at $6.13 per share which were otherwise identical to the cancelled options except for a one-year extension of the original vesting term. Options to purchase 562,025 shares of common stock at original exercise prices ranging from $8.00 to $14.75 per share were exchanged and are included above as 1994 grants and terminations.

The following table summarizes information with respect to stock options outstanding at December 31, 1996:

                                         Options Outstanding                             Options Exercisable
                          --------------------------------------------------------   ------------------------------
                            Number         Weighted Average       Weighted Average      Number     Weighted Average
Range of                  Outstanding         Remaining               Exercise       Exercisable       Exercise
Exercise Prices           at 12/31/96   Contractual Life (Years)        Price        at 12/31/96         Price
-------------------       -----------   ------------------------  ----------------   -----------   ----------------
$  0.30 - $  4.00           687,581               5.57                  $ 1.58          687,543         $ 1.58
$  6.00 - $  9.00           645,320               7.44                  $ 6.65          366,050         $ 6.57
$  9.25 - $ 11.63           591,068               8.86                  $10.37          113,604         $ 9.90
$ 12.13 - $ 19.00           863,700               9.70                  $13.12           15,833         $13.27
                          -----------                                                -----------
$  0.30 - $ 19.00         2,787,669               7.98                  $ 8.19        1,183,030         $ 4.08
                          -----------                                                -----------
                          -----------                                                -----------


The following information concerning the Company's stock option and employee stock purchase plans is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for such plans in accordance with APB No. 25 and related interpretations.

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995:

                                  Group A        Group B
                               -------------   -----------
Risk-free interest rates           6.30%          6.22%
Expected life                     5 years        4 years
Volatility                         0.70           0.70
Dividend yield                      ---            ---

The weighted average expected life was calculated based on the exercise behavior of each group. Group A represents officers and directors who are a smaller group holding a greater average number of options than other option holders and who tend to exercise later in the vesting period. Group B represents all other option holders, virtually all of whom are employees. This group tends to exercise earlier in the vesting period.

The weighted average fair value of those options granted in 1996 and 1995 was $7.73 and $5.18, respectively.

The Company has also estimated the fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan, under the Black-Scholes valuation model using the following assumptions for 1996 and 1995:

     Risk-free interest rates           5.74% - 6.01%
     Expected life                        1.25 years
     Volatility                              0.70
     Dividend yield                           ---

The weighted average fair value of those purchase rights granted in 1996 and 1995 was $5.15 and $3.74, respectively.

The following proforma income information has been prepared following the provisions of SFAS No. 123:

-------------------------------------------------------------------------------
(AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                1996         1995
                                             ----------   ----------

Net income - proforma                        $  10,953     $  12,313

Net income per share - proforma              $    0.72     $    0.84

The above proforma effects on income may not be representative of the effects on net income for future years as option grants typically vest over several years and additional options are generally granted each year.

11   INCOME TAXES

Income before taxes and details of the income tax provision consist of the following:
-------------------------------------------------------------------------------
(IN THOUSANDS)

                                            Year Ended December 31,
                                       -----------------------------------
                                         1996        1995         1994
                                       ---------   --------    ---------

Domestic income before taxes            $17,058     $12,135     $ 4,731
Foreign income before taxes                 996         336         271
                                       ---------   --------    ---------
   Income before taxes                  $18,054     $12,471     $ 5,002
                                       ---------   --------    ---------
                                       ---------   --------    ---------

Income tax provision:
Federal:
  Current payable (net of benefit
   from utilization of net operating
   loss carryforwards of $1,292,
   $1,753 and $2,975 for 1996, 1995
   and 1994, respectively)              $ 4,749     $ 5,279     $ 1,251
   Deferred                                (464)     (5,579)     (1,129)
                                       ---------   --------    ---------
                                          4,285        (300)       (122)

State:
   Current payable                          600         749         160
   Deferred                                 (45)     (1,235)        (86)
                                       ---------   --------    ---------
                                            555        (486)        (74)

Foreign:
   Current payable                          575         174         205
   Deferred                                 ---         ---         ---
                                       ---------   --------    ---------
                                            575         174         205
                                       ---------   --------    ---------
     Income tax provision (benefit)     $ 5,415     $  (612)    $   401
                                       ---------   --------    ---------
                                       ---------   --------    ---------

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:
-------------------------------------------------------------------------------

                                               Year Ended December 31,
                                          -------------------------------
                                            1996       1995        1994
                                          --------   --------    --------

Income tax at statutory rate                35.0%      35.0%       34.0%
State income taxes, net of federal benefit   5.9%       5.9%        3.0%
Change in valuation allowance               (8.8%)    (54.3%)     (27.4%)
Benefit of foreign sales corporation        (3.3%)     (0.4%)        ---
Nondeductible expenses                       0.6%       2.0%        1.4%
Foreign taxes                                1.5%       3.9%        0.5%
Research and development and business
 tax credits                                (3.8%)     (1.9%)      (6.1%)
Other                                        2.9%       4.9%        2.6%
                                          --------   --------    --------
   Effective tax rate                       30.0%      (4.9%)       8.0%
                                          --------   --------    --------
                                          --------   --------    --------

The effective income tax rate in each year was impacted by a reduction in the Company's valuation allowance against deferred tax assets of $1.6 million, $6.8 million and $1.1 million for 1996, 1995 and 1994, respectively.

The components of the net deferred tax assets are:
-------------------------------------------------------------------------------
(IN THOUSANDS)

                                                       December 31,
                                                ------------------------
                                                  1996           1995
                                                ---------      ---------
Accrued vacation and bonus                      $   283        $   499
Reserve for inventories                           1,793          1,422
Depreciation expense                              1,864          1,367
Deferred revenue                                    970            305
Other liabilities and reserves                    2,393          3,741
State taxes, net of federal benefit                 118            154
Net operating loss carryforward                     767          1,710
Research and development and business credits       350            419
Valuation allowance                                 ---         (1,588)
                                                ---------      ---------
  Net deferred tax asset                        $ 8,538        $ 8,029
                                                ---------      ---------
                                                ---------      ---------

No provision has been made for federal, state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($649,000 at December 31, 1996) because it is expected that such earnings will be reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The Company's income taxes currently payable for both federal and state purposes have been reduced by the tax benefit derived from the disqualifying dispositions of incentive stock options and the exercise of nonqualified stock options. The benefit, which totalled $999,000 in 1996 and $545,000 in 1995 was credited directly to additional paid-in capital.

At December 31, 1996, the Company had approximately $2,100,000 of combined net operating losses and federal and state tax credit carryforwards of $300,000 and $50,000, respectively. The carryforwards expire in 2005 through 2010, if not utilized. A significant portion of the Company's net operating loss and tax credit carryforwards is subject to an annual limitation of approximately $1,200,000.

12   BUSINESS SEGMENTS AND MAJOR CUSTOMERS

The Company operates in a single industry segment encompassing the development, manufacture, sales and support of system-level verification solutions for the design of integrated circuits and electronic systems.

The Company's top ten customers represented 51%, 48% and 46% of total revenue for the years ended December 31, 1996, 1995 and 1994, respectively. In the year ended December 31, 1996, one customer, Fujitsu, comprised 13% of the Company's total revenue, and in the years ended December 31, 1995 and 1994, no customer individually comprised more than 10% of the Company's total revenue.

The Company markets its products to customers in North America, Asia-Pacific and Europe and offers technical support, design consulting services, training, hardware maintenance and software upgrades to its customers. Products and services are marketed through a direct sales force in North America, Japan and Europe. The Company also maintains distributorship relationships in Israel, Korea, Singapore and Taiwan.

Revenue information by geographic region is as follows:
-------------------------------------------------------------------------------
(IN THOUSANDS)

                                         Year Ended December 31,
                                 ----------------------------------------
                                    1996           1995            1994
                                 ---------      ---------        ---------
North America                    $ 65,716       $ 56,107         $ 48,594
Asia-Pacific                       29,920         16,449            9,336
Europe                              8,734          9,244            7,593
                                 ---------      ---------        ---------
                                 $104,370       $ 81,800         $ 65,523
                                 ---------      ---------        ---------
                                 ---------      ---------        ---------

Identifiable assets of foreign operations are not significant. The net income for all periods presented are derived primarily from the Company's North American operations.

13   EMPLOYEE BENEFIT PLANS

The Company maintains 401(k) savings plans to provide retirement benefits through tax deferred salary deductions for all its employees. The Company may make discretionary contributions as determined by the Board of Directors, which cannot exceed a percentage of the annual aggregate salaries of those employees eligible to participate. The Company has made total contributions to the plans of $394,000 for the year ended December 31, 1996, and none for the years ended December 31, 1995 and 1994.

14   CONTINGENCIES

In January 1995, the Company and certain of its officers and directors were named in a securities class action filed in the United States District Court for the Northern District of California. The complaint seeks unspecified damages and related fees and costs. In September 1995, the Court dismissed with prejudice all claims against several defendants, including the Company's outside directors. The Court also dismissed with prejudice many of the allegations and claims asserted against the Company and certain of its officers. While the Company believes that it has meritorious defenses to the claims remaining in the action, the Company has entered into a Stipulation of Settlement with plaintiffs in order to conserve legal expenses and management resources. The Company's contribution to the proposed $2.75 million settlement, net of insurance proceeds, is not material. The proposed settlement has been preliminarily approved by the Court but remains subject to the Court's final approval. There can be no assurance that the Company will in fact succeed in obtaining final Court approval of the proposed settlement with the plaintiffs. In the event the Court does not grant final approval of the settlement, the Company will continue to contest this action vigorously. While the outcome of the action in the absence of the proposed settlement cannot be predicted with certainty, management does not believe the outcome will have a material adverse impact on the Company's financial position or results of operations.

Additionally, in January 1996, the Company filed a complaint with the International Trade Commission (the "ITC") in Washington, DC, seeking to stop unfair importation of logic emulation systems manufactured by Meta Systems ("Meta") of France, a subsidiary of Mentor Graphics Corporation ("Mentor"). In the complaint, the Company alleges that Mentor's hardware logic emulation systems infringe the Company's patents. In July 1996, the ITC Administrative Law Judge issued an Initial Determination granting a Temporary Exclusion Order stopping the importation of Mentor Graphic's emulation products into the U.S., absent the posting of a bond by Mentor. The ITC Initial Determination included a Cease and Desist Order against all sales activities of the Mentor emulation products into the U.S. In August 1996, the ITC ratified the judge's Initial Determination. The Company is continuing its legal efforts with the ITC to obtain a Permanent Exclusion Order stopping the importation of Mentor's emulation products into the U.S. The Company also is engaged in a Federal District Court case involving six of the Company's patents. Mentor and Meta are seeking a declaratory judgment of noninfringement, invalidity and unenforceability of the patents in dispute, and the Company has filed counteractions against Mentor and Meta for infringement and threatened infringement of the six patents. Mentor has also claimed in this Federal District Court case that press releases issued by the Company were defamatory and interfered with Mentor's business advantage. Additionally, Aptix Corporation recently filed a suit against the Company alleging various violations of the antitrust laws and unfair competition.
The Company does not believe these claims are meritorious and plans to mount a vigorous defense against them. The outcome of these actions cannot be predicted with certainty.

The Company is engaged in certain other legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of these actions at this time, management believes that any liabilities resulting from such proceedings or claims which are pending or known to be threatened, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

15  SUBSEQUENT EVENT

On February 7, 1997, the Company acquired SpeedSim, Inc. ("SpeedSim"), a provider of cycle-based simulation software for the verification of digital logic designs (the "SpeedSim Merger"). The Company purchased all of the outstanding capital stock and assumed all of the outstanding stock options of SpeedSim, a privately held company, for an aggregate of approximately 2.8 million shares of Quickturn common stock. The Company estimates that it will incur direct transaction costs of at least $1.2 million associated with the acquisition, which will be charged to operations during the quarter ending March 31, 1997. The acquisition was accounted for as a pooling of interests, and accordingly, historical financial data in future reports of the Company will be restated to include SpeedSim data. The following unaudited pro forma data summarizes the combined results of operations of the Company and SpeedSim for the years presented except for 1994, which had an immaterial pro forma impact on results of operations and net income per share:

                                              Year Ended December 31,
                                               (unaudited pro forma)
                                           (AMOUNTS IN THOUSANDS EXCEPT
                                                   PER SHARE DATA)
                                           ----------------------------
                                               1996            1995
                                            --------         --------
Total revenue                               $109,578         $ 82,442
Net income                                  $ 14,131         $ 12,478
Net income per common share:                $   0.79         $   0.74

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Quickturn Design Systems, Inc.
Mountain View, California

We have audited the accompanying consolidated balance sheets of Quickturn Design Systems, Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Quickturn Design Systems, Inc. as of December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.
San Jose, California
January 16, 1997