Form 10-K, Exhibit 13
period 1997-12-31
QUICKTURN DESIGN SYSTEMS INC
filed 1998-03-30
CIK 914252

                    p 2.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.

FINANCIAL HIGHLIGHTS

(amounts in thousands of dollars except
per share and employee data)                      1993         1994       1995(1)     1996(1)       1997
---------------------------------------------------------------------------------------------------------------
FOR THE FISCAL YEAR

Total revenue                                   $ 54,865     $ 65,523    $ 82,442    $ 109,578    $ 110,404

Net income (loss)                               $ (5,356)    $  4,601    $ 12,478(2) $ 14,131(3)  $  (5,346)(4)

Diluted net income (loss) per share             $  (0.96)(5) $   0.32    $   0.74(2) $   0.79(3)  $   (0.31)(4)


Total revenue by geographic area

  North America                                 $ 40,872     $ 48,594    $ 56,702    $  70,658    $  73,186

  Asia-Pacific                                     8,940        9,336      16,496       30,138       26,025

  Europe                                           5,053        7,593       9,244        8,782       11,193
                                                -----------------------------------------------------------

Total                                           $ 54,865     $ 65,523    $ 82,442    $ 109,578    $ 110,404
                                                -----------------------------------------------------------
                                                -----------------------------------------------------------

AT YEAR END

Working capital                                 $ 33,927     $ 34,998    $ 44,381    $  49,243    $  51,143

Total assets                                    $ 56,199     $ 77,349    $ 94,240    $ 111,977    $ 129,192

Long-term debt                                  $  3,487     $  3,819    $  3,701    $      --    $      --

Stockholders' equity                            $ 38,296     $ 49,895    $ 66,337    $  84,045    $  91,898



Employees                                            177          244         285          363          382


(1) The 1995 and 1996 results have been restated to reflect the February 1997 merger of the Company with SpeedSim-TM-, Inc. which was accounted for as a pooling of interests.

(2) The 1995 results include a net year-to-date tax benefit of $3.7 million or $0.22 per share.

(3) The 1996 results include a net year-to-date tax benefit of $891,000 or $0.05 per share.

(4) The 1997 results include one-time acquisition and merger related charges of $19.2 million or ($0.61) per share, net of tax.

(5) Diluted net loss per share has been calculated in accordance with application of Statement of Financial Accounting Standards No. 128, which resulted in a restatement of diluted net loss per share for the fiscal year 1993.


TOTAL REVENUE
(in thousands)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1993    $54,865
1994    $65,523
1995    $82,442
1996   $109,578
1997   $110,404


STOCKHOLDERS' EQUITY
(in thousands)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1993    $38,296
1994    $49,895
1995    $66,337
1996    $84,045
1997    $91,898



WORKING CAPITAL
(in thousands)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1993    $33,927
1994    $34,998
1995    $44,381
1996    $49,243
1997    $51,143


EMPLOYEES

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

1993    177
1994    244
1995    285
1996    363
1997    382

Financial Review
                    p 17.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


SELECTED CONSOLIDATED FINANCIAL DATA (unaudited)



                                                                           Quarter Ended
                                ---------------------------------------------------------------------------------------------------
(amounts in thousands except      Dec 31       Sep 30      Jun 30       Mar 31        Dec 31       Sep 30       Jun 30       Mar 31
per share data)                    1997         1997        1997         1997          1996         1996         1996         1996
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                   $ 32,500     $ 30,064     $ 26,438     $ 21,402     $ 30,664     $ 28,787     $ 26,259     $ 23,868
Cost of revenue                    8,841        8,813        8,392        6,834        9,124        8,482        7,913        7,144
                                ---------------------------------------------------------------------------------------------------
Gross profit                      23,659       21,251       18,046       14,568       21,540       20,305       18,346       16,724
Operating expenses
  Research and development         5,944        5,884        5,884        5,787        5,600        5,158        4,681        4,267
  Sales and marketing             10,065        9,389        8,787        8,534        8,511        8,318        7,966        7,187
  General and administrative       3,094        3,034        2,849        2,508        2,146        1,790        1,755        1,563
  Acquisition and merger
      related charges                 --       18,031           --        1,200           --           --           --           --
                                ---------------------------------------------------------------------------------------------------
Total operating expenses          19,103       36,338       17,520       18,029       16,257       15,266       14,402       13,017
                                ---------------------------------------------------------------------------------------------------
Operating income (loss)            4,556      (15,087)         526       (3,461)       5,283        5,039        3,944        3,707
Interest and other, net              629          636          518          392          547          533          487          312
                                ---------------------------------------------------------------------------------------------------
Net income (loss) before
  provision for (benefit
  from) income taxes               5,185      (14,451)       1,044       (3,069)       5,830        5,572        4,431        4,019
Provision for (benefit
  from) income taxes               1,607       (6,925)         324         (951)       1,305        1,700        1,441        1,275
                                ---------------------------------------------------------------------------------------------------
Net income (loss)               $  3,578     $ (7,526)    $    720     $ (2,118)    $  4,525     $  3,872     $  2,990     $  2,744
                                ---------------------------------------------------------------------------------------------------
                                ---------------------------------------------------------------------------------------------------
Diluted net income
  (loss) per share              $   0.19     $  (0.43)    $   0.04     $  (0.13)    $   0.25     $   0.22     $   0.17     $   0.16
                                ---------------------------------------------------------------------------------------------------
                                ---------------------------------------------------------------------------------------------------
Number of shares used
  in diluted per
  share calculation               18,971       17,462       18,025       16,562       18,378       17,967       17,857       17,445
                                ---------------------------------------------------------------------------------------------------
                                ---------------------------------------------------------------------------------------------------

Market price range
  High                          $  16.31     $  16.63     $  15.88     $  21.00     $  21.63     $  15.13     $  16.50     $  11.50
  Low                           $  10.69     $  12.13     $   6.69     $  15.00     $  11.75     $  11.88     $  11.13     $   9.00



                                                                           Quarter Ended
                                ---------------------------------------------------------------------------------------------------
(as a percentage of               Dec 31       Sep 30      Jun 30       Mar 31        Dec 31       Sep 30       Jun 30       Mar 31
total revenue)                     1997         1997        1997         1997          1996         1996         1996         1996
-----------------------------------------------------------------------------------------------------------------------------------
Total revenue                     100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of revenue                    27.2%        29.3%        31.7%        31.9%        29.8%        29.5%        30.1%        29.9%
                                ---------------------------------------------------------------------------------------------------
Gross profit                       72.8%        70.7%        68.3%        68.1%        70.2%        70.5%        69.9%        70.1%
Operating expenses
  Research and development         18.3%        19.6%        22.3%        27.0%        18.2%        17.9%        17.8%        17.9%
  Sales and marketing              31.0%        31.2%        33.2%        39.9%        27.8%        28.9%        30.4%        30.1%
  General and administrative        9.5%        10.1%        10.8%        11.7%         7.0%         6.2%         6.7%         6.6%
  Acquisition and merger
      related charges                 --        60.0%           --         5.6%           --           --           --           --
                                ---------------------------------------------------------------------------------------------------
Total operating expenses           58.8%       120.9%        66.3%        84.2%        53.0%        53.0%        54.9%        54.6%
                                ---------------------------------------------------------------------------------------------------
Operating income (loss)            14.0%       (50.2%)        2.0%       (16.1%)       17.2%        17.5%        15.0%        15.5%
Interest and other, net             2.0%         2.1%         1.9%         1.8%         1.8%         1.9%         1.9%         1.3%
                                ---------------------------------------------------------------------------------------------------
Net income (loss) before
  provision for (benefit
  from) income taxes               16.0%       (48.1%)        3.9%       (14.3%)       19.0%        19.4%        16.9%        16.8%
Provision for (benefit from)
  income taxes                      5.0%       (23.1%)        1.2%        (4.4%)        4.2%         5.9%         5.5%         5.3%
                                ---------------------------------------------------------------------------------------------------
Net income (loss)                  11.0%       (25.0%)        2.7%        (9.9%)       14.8%        13.5%        11.4%        11.5%
                                ---------------------------------------------------------------------------------------------------
                                ---------------------------------------------------------------------------------------------------



The 1996 quarterly results have been restated to reflect the February 1997 merger of the Company with SpeedSim, Inc. which was accounted for as a pooling of interests.
The Company's common stock is traded on the Nasdaq National Market under the symbol "QKTN." As of December 31, 1997, there were approximately 207 stockholders of record and an estimated 6,500 additional stockholders who held stock in "street name."

                    p 18.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
Quickturn Design Systems, Inc. (the "Company" or "Quickturn") designs, manufactures, sells and supports products that verify the designs of complex integrated circuits ("ICs") and electronic systems. The Company derives substantially all of its revenue from its design verification products and related maintenance and consulting services. The principal design verification products include System Realizer and CoBALT emulators and SpeedSim cycle-based simulators. Emulation systems are sold in modules of various capacities measured in "logic gates," a unit describing the design elements created and verified by Quickturn's customers. As system capacity increases, the selling price of these systems increases correspondingly. Simulation revenue is charged on a per-license basis. Quickturn's products serve the needs of IC and systems design engineers in a variety of markets including microprocessors, computers, workstations and PCs, telecommunications and networking, multimedia and graphics.

The Company began operations in 1987 and commenced product shipments in 1989. In January 1997, the Company commenced shipments of its CoBALT emulation system which resulted from the Company's technology relationship with IBM. In February 1997, the Company merged with SpeedSim, Inc. ("SpeedSim"), a provider of cycle-based simulation software (the "SpeedSim Merger"). See Note 3 of the Notes to Consolidated Financial Statements. In June 1997, the Company purchased from Synopsys, Inc. ("Synopsys") certain assets relating to Synopsys's emulation business of Arkos Design, Inc. (the "Arkos Acquisition"). See Note 3 of the Notes to Consolidated Financial Statements. Also in June 1997, the Company extended its relationship with IBM to develop the next generation of custom processor-based emulation systems. In November 1997, Quickturn moved its corporate headquarters to San Jose, California. Late in 1997, the Company introduced release 5.1 of its Quest II software, designed to enable customers to more quickly and easily compile their IC designs.

RESULTS OF OPERATIONS
The following table sets forth certain financial data from the Company's consolidated statements of operations as a percentage of total revenue:


                                                   Year Ended December 31,
                                                 ---------------------------
                                                  1997      1996      1995
----------------------------------------------------------------------------
Total revenue                                     100.0%    100.0%    100.0%
Cost of revenue                                    29.8%     29.8%     30.5%
                                                  --------------------------
  Gross margin                                     70.2%     70.2%     69.5%
Operating expenses
  Research and development                         21.3%     18.0%     18.7%
  Sales and marketing                              33.3%     29.2%     31.3%
  General and administrative                       10.4%      6.6%      6.1%
  Acquisition and merger related charges           17.4%       --        --
                                                  --------------------------
     Total operating expenses                      82.4%     53.8%     56.1%
                                                  --------------------------
     Operating income (loss)                      (12.2%)    16.4%     13.4%
Interest and other, net                             2.0%      1.7%      1.0%
                                                  --------------------------
Net income (loss) before provision
  for (benefit from) income taxes                 (10.2%)    18.1%     14.4%
Provision for (benefit from) income taxes          (5.4%)     5.2%     (0.7%)
                                                  --------------------------
Net income (loss)                                  (4.8%)    12.9%     15.1%
                                                  --------------------------
                                                  --------------------------


TOTAL REVENUE
The Company derives its total revenue from the sales of its products, maintenance and services. Product revenue consists primarily of sales of its System Realizer and CoBALT emulation systems, and cycle-based simulation software. Maintenance and service revenue consists of fees for maintenance and support services, training and consulting.

Total revenue increased by $826,000, or 1%, to $110.4 million in 1997 over 1996 compared with an increase of $27.1 million, or 33%, in 1996 over 1995. The relatively flat growth in total revenue in 1997 was attributable to an increase in maintenance and service revenue due to a larger installed customer base, partially offset by a decrease in product revenue. The decrease in product revenue in 1997 was due to lower product volume somewhat offset by a higher mix of emulation systems containing more emulation modules. The total revenue growth in 1996 and 1995 was primarily attributable to an increase of product revenue due to a higher mix of emulation systems containing more emulation modules.

Product revenue accounted for 73%, 80% and 83% of total revenue in 1997, 1996 and 1995, respectively, while maintenance and service revenue accounted for 27%, 20% and 17% of total revenue in 1997, 1996 and 1995, respectively. On a price per logic gate basis, both product costs and the average price for an emulation system with equivalent capacity decreased due to increased efficiency of repro-grammable system components and lower component costs.

Domestic revenue (North American sales) grew by 4%, 25% and 17% in 1997, 1996 and 1995, respectively, while international revenue decreased by 4% in 1997, and increased by 51% and 52% in 1996 and 1995, respectively. See Note 14 of the Notes to Consolidated Financial Statements. International revenue (sales outside of North America) accounted for approximately 34%, 36% and 31% of total revenue in 1997, 1996 and 1995, respectively. The decrease in international revenue in 1997 in dollar amounts was largely due to lower revenue in the Asia-Pacific markets, excluding Japan, which decreased by 64% to $2.9 million, somewhat offset by higher revenue in Europe which increased 27% to $11.2 million. The Company is uncertain whether the softness in the Asia-Pacific markets, excluding Japan, will continue in the foreseeable future due to extreme currency devaluation and liquidity problems in this region. The increase in international revenue in 1996 and 1995 was largely due to revenue growth in the Asia-Pacific markets which increased by 83% to $30.1 million in 1996 and by 77% to $16.5 million in 1995.

Revenue from most international customers is denominated in U.S. dollars. However, receivables from certain other international customers are denominated in local currencies. Such receivables are hedged, where practicable, by forward exchange contracts to minimize the impact of foreign
                    p 19.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


exchange rate movements on the Company's operating results. There have been no material gains or losses associated with the Company's hedging program. However, there can be no assurance that fluctuations in the currency exchange rates in the future will not have a material adverse impact on the receivables derived from foreign currency denominated sales and thus the Company's operating results and financial condition. See Note 2 of the Notes to Consolidated Financial Statements.

Many of the Company's customers order on an as-needed basis and often delay delivery of firm purchase orders until the commencement dates of such customers' development projects are determined. Moreover, a significant portion of the Company's total revenue in each quarter generally results from shipments in the last few weeks of the quarter. Therefore, a delay in the shipment of a few orders can have a significant impact upon total revenue and results of operations in a given quarter.

A relatively limited number of customers have historically accounted for a substantial portion of the Company's revenue. These customers represent early adopters of emulation technology, typically for the design of complex integrated circuits. In particular, the Company's top ten customers represented 43%, 52% and 48% of total revenue in 1997, 1996 and 1995, respectively. One customer, Fujitsu, comprised 12% of the Company's total revenue in 1996, and no customer individually comprised more than 10% of the Company's total revenue in 1997 and 1995. The Company expects that sales of its products to a relatively limited number of customers will continue to account for a high percentage of total revenue for the foreseeable future. The loss of a major customer or any reduction in orders by such a customer could have an adverse effect on the Company's financial condition or results of operations.

The Company believes that in the future its results of operations in a quarterly period could be impacted by the timing of customer development projects and related purchase orders for the Company's emulation systems, new product announcements and releases by the Company, and economic conditions generally and in the electronics industry specifically.

The Company recognizes revenue from sales of its design verification products and services when all substantial conditions have been met, including shipment to the customer, fulfillment of acceptance terms, if any, and completion of all significant contractual terms. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Maintenance contracts are typically renewed annually. Warranty and similar costs related to post-contract customer support are accrued at the time of sale.

GROSS MARGINS
Cost of revenue includes materials, labor and overhead incurred in the manufacture of emulation systems and cycle-based simulation software as well as the cost of providing service and maintenance. Total gross margins, which consist of product, and maintenance and service gross margins, were 70% in each of the three years 1997, 1996 and 1995. Product gross margins were 70% in each of the three years 1997, 1996 and 1995. Maintenance and service gross margins were 70% in 1997 and 69% in 1996 and 1995. The Company was able to maintain its gross margins primarily due to a sufficiently large revenue base over which to spread fixed costs and to continued manufacturing efficiencies. The Company expects competitive pressures to increase in its market from existing companies and new entrants, which among other things could result in a decreasing average sales price. Accordingly, there can be no assurance that the Company will be able to sustain its recent gross margins. Furthermore, to the extent that the Company's cost reduction goals are achieved, any resulting cost savings that are passed on to the Company's customers may also have an adverse effect on gross margins.

RESEARCH AND DEVELOPMENT
Research and development expenses were $23.5 million, $19.7 million and $15.4 million in 1997, 1996 and 1995, respectively. The increases in research and development expenses were primarily attributable to increased staffing and equipment costs necessary to enhance current products and carry out research and development activities for the next generation emulation and cycle-based simulation products. Research and development expenses as a percentage of total revenue were approximately 21%, 18% and 19% in 1997, 1996 and 1995, respectively. The Company expects to continue to invest a significant amount of its resources in research and development.

SALES AND MARKETING
Sales and marketing expenses were $36.8 million, $32.0 million and $25.8 million in 1997, 1996 and 1995, respectively. Sales and marketing expenses increased in each period due to the expansion of the Company's sales and marketing organizations. As a percentage of total revenue, sales and marketing expenses were approximately 33%, 29% and 31% in 1997, 1996 and 1995, respectively. The Company expects that sales and marketing expenses will continue to increase in dollar amounts as the Company expands its sales and marketing efforts.

GENERAL AND ADMINISTRATIVE
General and administrative expenses were $11.5 million, $7.3 million and $5.0 million in 1997, 1996 and 1995, respectively. The increases in general and administrative expenses in 1997 and 1996 were primarily attributable to increased legal costs related to a patent infringement
                    p 20.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.

lawsuit filed by the Company in January 1996. See Note 16 of the Notes to Consolidated Financial Statements. The Company expects general and administrative expenses to increase in 1998 due primarily to continued legal costs. General and administrative expenses represented approximately 10%, 7% and 6% of total revenue in 1997, 1996 and 1995, respectively.

ACQUISITION AND MERGER RELATED CHARGES
In connection with the SpeedSim Merger, the Company recorded a one-time charge of $1.2 million in the first quarter of 1997 that included fees for investment banking, legal and accounting services and other costs of consolidating.

In connection with the Arkos Acquisition, the Company incurred charges of $18.0 million in the third quarter of 1997 representing the portion of the purchase price expensed. The balance of the purchase price will be amortized over three to five years. The Company acquired certain in-process technology which was expensed in accordance with Interpretation 4 to Statement of Financial Accounting Standard No. 2, "Accounting for Research and Development Costs." Such in-process technology was valued, along with other acquired net assets, in accordance with valuation techniques commonly used in the technology industry. See Note 3 of the Notes to Consolidated Financial Statements.

INTEREST INCOME AND EXPENSE
Interest income was $2.4 million, $2.2 million and $1.8 million in 1997, 1996 and 1995, respectively. The increases in interest income in 1997 and 1996 were due primarily to a greater average balance of cash and cash equivalents and marketable securities. Interest expense was $272,000, $429,000 and $750,000 in 1997, 1996 and 1995, respectively. The decreases in interest expense in 1997 and 1996 were due primarily to the payoff of lease lines used to purchase certain fixed assets and the reduction of other debt.

PROVISION FOR INCOME TAXES
The provision for federal, state and foreign income taxes was a benefit of $5.9 million in 1997, an expense of $5.7 million in 1996 and a benefit of $612,000 in 1995, representing effective tax provision (benefit) rates of approximately (53%), 29% and (5%), respectively. The effective income tax rate was impacted by a reduction in the Company's valuation allowance against deferred tax assets of none, $1.9 million and $6.8 million for 1997, 1996 and 1995, respectively. The effective tax rate was also reduced by the tax benefit from the Company's foreign sales corporation, and by utilization of federal and state tax credits in all years presented.

At December 31, 1997, the Company had federal net operating loss carryforwards of $5.7 million and federal and state tax credit carryforwards of $1.3 million and $1.1 million, respectively. A portion of the Company's net operating loss and tax credit carryforwards were acquired in a merger and are subject to an annual limitation of approximately $1.2 million.

FACTORS AFFECTING OPERATING RESULTS

COMPETITION
The Electronic Design Automation ("EDA") industry is highly competitive and rapidly changing. The Company faces significant competition for emulation-based system-level verification and cycle-based simulation, in addition to competition from traditional design verification methodologies which rely on the approach of building and then testing complete system prototypes. Because of the growing demand for a design verification methodology which reduces the number of costly design iterations and improves product quality, the Company expects competition in the market for system-level verification and cycle-based simulation to increase as other companies attempt to introduce emulation and cycle-based simulation products and product enhancements, and as major new EDA technologies may emerge. Moreover, the Company competes with companies that have significantly greater financial, technical and marketing resources, greater name recognition and larger installed bases than the Company. In addition, many of these competitors have established relationships with current and potential customers of the Company. Increased competition could result in price reductions, reduced margins and loss of market share, all of which could materially adversely affect the Company. The Company believes that the principal competitive factors in the EDA market are quality of results, the mission-critical nature of the technology, technical support, product performance, reputation, price and support of industry standards. The Company believes that it currently competes favorably with respect to these factors. However, there can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results and financial condition.

In addition, competitors may resort to litigation as a means of competition. Such litigation may result in substantial costs to the Company and significant diversion of management time. In 1995, Mentor Graphics Corporation ("Mentor") filed a suit against the Company for declaratory judgment of noninfringement, invalidity and unenforceability of several of the Company's patents. Several actions between these parties were consolidated in the U.S. District Court for the District of Oregon, where six of the Company's patents are now involved in the disputes.

The Company has filed counterclaims against Mentor and Mentor's French subsidiary, Meta Systems ("Meta"), for
                    p 21.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


infringement and threatened infringement of those six patents. Mentor has also filed claims against the Company for defamation and tortious interference. In January 1996, the Company filed a complaint with the International Trade Commission, seeking to stop unfair importation of hardware logic emulation systems and components manufactured by Meta on the grounds that such systems infringe the Company's patents. In November 1996, Aptix Corporation filed a suit against the Company alleging antitrust violations and unfair competition. In August 1997, a preliminary injunction sought by Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, was issued by a regional court in Munich, enjoining agents of the Company from making certain statements concerning U.S. litigation matters between Mentor and the Company. In October 1997, the Company filed suit in Germany against Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, for infringement of the Company's German patent. See Note 16 of the Notes to Consolidated Financial Statements. Although patent, intellectual property and related antitrust disputes in the EDA industry are often settled through licensing, cross-licensing or similar arrangements, costs associated with such litigation and arrangements may be substantial.

IMPACT OF THE YEAR 2000 ISSUE
Many existing computer systems, applications and other control devices use computer programs that recognize only two digits rather than four digits to define an applicable year. Therefore, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Issue"). This could result in a system failure or miscalculations causing disruptions of the Company's operations or in the ability of the Company's customers to effectively utilize the Company's design verification products.

Based on recent assessments, the Company has determined that it will be required to modify or replace portions of its software so that its computer systems and design verification products will properly utilize dates beyond December 31, 1999. The Company presently believes that with modifications to existing software or conversion to new software, the Year 2000 Issue can be mitigated. However, if such modifications and/or conversions are not made, the Year 2000 Issue could have a material impact on the operations of the Company.

The Company has initiated formal communications with its significant suppliers to determine the extent to which the Company is vulnerable to those third parties' failure to remedy their own Year 2000 Issue. However, there can be no assurance that the systems of other companies on which the Company's systems rely upon will be converted in a timely fashion, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company.

The Company will utilize both internal and external resources to reprogram or replace, and test software for Year 2000 Issue modifications. The costs and timing of the project on which the Company plans to complete the Year 2000 Issue modifications are based on management's best estimates. Management has determined that the costs of the Year 2000 Issue project will not be material to the Company's results of operations, liquidity and capital resources. There can be no assurance that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material difference include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

OTHER FACTORS
Other factors which could adversely affect the Company's quarterly operating results in the future include efficiencies as they relate to managing inventories and fixed assets, the timing of expenditures in anticipation of increased revenue, customer product delivery requirements and shortages of components or labor. Moreover, a significant portion of the Company's total revenue in each quarter generally results from shipments in the last few weeks of the quarter; therefore, a delay in the shipment of a few orders can have a significant impact upon total revenue and results of operations in a given quarter. Additionally, since a significant portion of the Company's revenue and net income is derived from international operations, fluctuations of the U.S. dollar against foreign currencies and the seasonality of Asia-Pacific, European and other international markets could impact the Company's results of operations and financial condition in a particular quarter.

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

RECENT ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income."
This statement establishes requirements for disclosure of comprehensive income and becomes effective for the Company for fiscal years beginning after December 15, 1997, with reclassification of earlier financial statements for comparative
                    p 22.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

LIQUIDITY AND CAPITAL RESOURCES
As of December 31, 1997, the Company had $53.1 million in cash, cash equivalents and marketable securities. Additionally, the Company had $9.8 million in unsecured revolving bank lines of credit. To date, no funds have been drawn from the bank lines of credit. The Company's credit agreements contain certain affirmative and restrictive covenants that are typical of such commercial lending arrangements. The agreements require, among other things, that the Company maintain a stipulated tangible net worth, meet certain financial ratios (quick asset to current liability and debt to tangible net worth), achieve annual profitability excluding the one-time write-off of the Arkos Acquisition and maintain quarterly debt service. The agreements also prohibit, among other things, the Company from paying cash dividends. See Note 8 of the Notes to Consolidated Financial Statements.

Net cash provided by operating activities was $9.2 million, $22.4 million and $10.2 million in 1997, 1996 and 1995, respectively. The decrease in cash provided by operating activities in 1997 as compared to 1996 was primarily attributable to a decrease in net income and increase in accounts receivable, partially offset by the write-off of the Arkos Acquisition. Additionally, the increase in cash provided by operations in 1996 as compared to 1995 was primarily attributable to a significantly smaller decrease in deferred income taxes and an increase in deferred revenue.

Net cash used in investing activities was $20.6 million, $13.3 million and $171,000 in 1997, 1996 and 1995, respectively. Net cash used in investing activities was related primarily to net purchases of marketable securities, and to acquisitions of property and equipment. The increase in cash used in investing activities in 1997 as compared to 1996 was primarily attributable to the Arkos Acquisition, while the increase in 1996 against 1995 was primarily due to an increase in net purchases of marketable securities. The Company expects that investment levels and net cash used in investing activities will increase in future periods.

Capital expenditures, including capital leases, were approximately $7.5 million, $6.4 million and $7.8 million in 1997, 1996 and 1995, respectively. These expenditures were primarily for the expansion of production capacity and the addition of research and development equipment. While the Company has no material capital commitments, the Company anticipates that its planned purchases of capital equipment in 1998 will require additional expenditures of approximately $9.0 million, a portion of which may be financed with cash and a portion of which may be financed through capital leases.

The Company believes that its cash and cash equivalents, together with its existing credit facility and the cash flows expected to be generated by operations, will be sufficient to meet its anticipated cash needs for working capital, capital expenditures and marketing expansion through at least 1998. Thereafter, if cash generated from operations is insufficient to satisfy the Company's liquidity requirements, the Company may sell additional equity or debt securities or obtain additional credit facilities.

                    p 23.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF OPERATIONS



                                                            Year Ended December 31,
                                                    --------------------------------------
(amounts in thousands except per share data)          1997           1996           1995
------------------------------------------------------------------------------------------
Revenue
  Product revenue                                   $ 80,850       $ 88,090       $ 68,321
  Maintenance and service revenue                     29,554         21,488         14,121
                                                    --------------------------------------
     Total revenue                                   110,404        109,578         82,442
Cost of revenue
  Cost of product revenue                             23,984         26,050         20,776
  Cost of maintenance and service revenue              8,896          6,613          4,330
                                                    --------------------------------------
     Total cost of revenue                            32,880         32,663         25,106
                                                    --------------------------------------
     Gross profit                                     77,524         76,915         57,336
Operating expenses
  Research and development                            23,499         19,706         15,436
  Sales and marketing                                 36,775         31,982         25,809
  General and administrative                          11,485          7,254          5,006
  Acquisition and merger related charges              19,231             --             --
                                                    --------------------------------------
     Total operating expenses                         90,990         58,942         46,251
                                                    --------------------------------------
     Operating income (loss)                         (13,466)        17,973         11,085
Interest income                                        2,370          2,229          1,792
Interest expense                                        (272)          (429)          (750)
Other income (expense), net                               77             79           (261)
                                                    --------------------------------------
  Net income (loss) before provision for
     (benefit from) income taxes                     (11,291)        19,852         11,866
Provision for (benefit from) income taxes             (5,945)         5,721           (612)
                                                    --------------------------------------
  Net income (loss)                                 $ (5,346)      $ 14,131       $ 12,478
                                                    --------------------------------------
                                                    --------------------------------------

Basic net income (loss) per share                   $  (0.31)      $   0.87       $   0.81
                                                    --------------------------------------
                                                    --------------------------------------
Number of shares used in basic per share
  calculation                                         17,110         16,323         15,497
                                                    --------------------------------------
                                                    --------------------------------------

Diluted net income (loss) per share                 $  (0.31)      $   0.79       $   0.74
                                                    --------------------------------------
                                                    --------------------------------------
Number of shares used in diluted per
  share calculation                                   17,110         17,912         16,806
                                                    --------------------------------------
                                                    --------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

                    p 24.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

                                                         December 31,
                                                   -------------------------
(amounts in thousands except share data)               1997           1996
----------------------------------------------------------------------------
Assets
  Current assets
     Cash and cash equivalents                     $  14,589      $  25,790
     Marketable securities                            18,219         10,614
     Accounts receivable, net of allowance
       for doubtful accounts of $1,840 in
       1997 and 1996                                  31,709         21,768
     Inventories                                      10,899         10,141
     Prepaid expenses and other current assets         4,324          2,991
     Deferred income taxes                             8,697          5,871
                                                   ------------------------
       Total current assets                           88,437         77,175
  Marketable securities                               20,326         18,198
  Fixed assets, net                                   11,118         11,243
  Deferred income taxes                                8,029          2,939
  Other assets                                         1,282          2,422
                                                   ------------------------
       Total assets                                $ 129,192      $ 111,977
                                                   ------------------------
                                                   ------------------------

Liabilities
  Current liabilities
     Short term debt                                 $ 1,095        $ 3,502
     Accounts payable                                  6,231            894
     Accrued liabilities                              20,351         14,586
     Deferred revenue                                  9,617          8,950
                                                   ------------------------
       Total current liabilities                      37,294         27,932
                                                   ------------------------
       Total liabilities                              37,294         27,932
                                                   ------------------------
  Commitments and contingencies
     (Notes 10 and 16).

Stockholders' Equity
  Preferred stock, $.001 par value: Authorized:
     2,000,000 shares; Issued and outstanding:
     no shares                                            --             --
  Common stock, $.001 par value: Authorized:
     40,000,000 shares; Issued and outstanding:
     17,606,006 shares in 1997; 16,526,904
     shares in 1996                                       18             17
  Additional paid-in capital                          91,122         77,545
  Cumulative translation adjustment                     (653)            --
  Unrealized holding gains on marketable
     securities                                           88             10
  Retained earnings                                    1,896          7,242
  Deferred compensation                                 (573)          (769)
                                                   ------------------------
     Total stockholders' equity                       91,898         84,045
                                                   ------------------------
     Total liabilities and stockholders' equity    $ 129,192      $ 111,977
                                                   ------------------------
                                                   ------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                    p 25.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY





                                              Common Stock     Additional  Cumulative
                                           ------------------   Paid-in    Translation
(amounts in thousands except share data)   Shares      Amount   Capital    Adjustment
--------------------------------------------------------------------------------------
Balance, Dec 31, 1994                    13,102,067     $ 13    $ 69,297      $ --
  Issuance of common stock                2,399,039        2       1,601        --
  Issuance of common stock,
       employee stock purchase plan         158,488       --       1,091        --
  Exercise of stock options                 335,505        1         574        --
  Tax benefit from option exercises              --       --         545        --
  Unrealized holding gains on
       marketable securities                     --       --          --        --
  Net income                                     --       --          --        --
                                         ---------------------------------------------
Balance, Dec 31, 1995                    15,995,099       16      73,108        --
  Issuance of common stock,
       employee stock purchase plan         198,117       --       1,452        --
  Exercise of stock options                 333,688        1       1,161        --
  Tax benefit from option exercises              --       --         999        --
  SpeedSim issuance of stock options
    in lieu of compensation                      --       --         825        --
  Unrealized holding losses on
    marketable securities                        --       --          --        --
  Amortization of deferred
    compensation                                 --       --          --        --
  Net income                                     --       --          --        --
                                         ---------------------------------------------
Balance, Dec 31, 1996                    16,526,904       17      77,545        --
  Issuance of common stock,
    employee stock purchase plan            176,733       --       1,812        --
  Exercise of stock options
    and warrants                            402,369       --       1,406        --
  Tax benefit from option exercises              --       --         860        --
  Issuance of common stock for
    Arkos Acquisition                       500,000        1       6,499        --
  Issuance of warrants for
    Arkos Acquisition                            --       --       3,000        --
  Unrealized holding gains on
    marketable securities                        --       --          --        --
  Cumulative translation adjustment              --       --          --      (653)
  Amortization of deferred
    compensation                                 --       --          --        --
  Net loss                                       --       --          --        --
                                         ---------------------------------------------
Balance, Dec 31, 1997                    17,606,006     $ 18    $ 91,122    $ (653)
                                         ---------------------------------------------
                                         ---------------------------------------------

                                              Unrealized
                                             Holding Gains
                                              (Losses) on   Retained
                                              Marketable    Earnings   Deferred
                                              Securities   (Deficit)  Compensation    Total
                                             -----------------------------------------------
Balance, Dec 31, 1994                        $ (336)      $(19,367)     $ --       $ 49,607
  Issuance of common stock                       --             --        --          1,603
  Issuance of common stock,
       employee stock purchase plan              --             --        --          1,091
  Exercise of stock options                      --             --        --            575
  Tax benefit from option exercises              --             --        --            545
  Unrealized holding gains on
       marketable securities                    438             --        --            438
  Net income                                     --         12,478        --         12,478
                                             -----------------------------------------------
Balance, Dec 31, 1995                           102         (6,889)       --         66,337
  Issuance of common stock,
       employee stock purchase plan              --             --        --          1,452
  Exercise of stock options                      --             --        --          1,162
  Tax benefit from option exercises              --             --        --            999
  SpeedSim issuance of stock options
    in lieu of compensation                      --             --      (825)            --
  Unrealized holding losses on
    marketable securities                       (92)            --        --            (92)
  Amortization of deferred
    compensation                                 --             --        56             56
  Net income                                     --         14,131        --         14,131
                                             -----------------------------------------------
Balance, Dec 31, 1996                            10          7,242      (769)        84,045
  Issuance of common stock,
    employee stock purchase plan                 --             --        --          1,812
  Exercise of stock options
    and warrants                                 --             --        --          1,406
  Tax benefit from option exercises              --             --        --            860
  Issuance of common stock for
    Arkos Acquisition                            --             --        --          6,500
  Issuance of warrants for
    Arkos Acquisition                            --             --        --          3,000
  Unrealized holding gains on
    marketable securities                        78             --        --             78
  Cumulative translation adjustment              --             --        --           (653)
  Amortization of deferred
    compensation                                 --             --       196            196
  Net loss                                       --         (5,346)       --         (5,346)
                                             -----------------------------------------------
Balance, Dec 31, 1997                          $ 88        $ 1,896    $ (573)      $ 91,898
                                             -----------------------------------------------
                                             -----------------------------------------------



The accompanying notes are an integral part of these consolidated financial statements.

                    p 26.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                   Year Ended December 31,
                                                            -----------------------------------
(amounts in thousands)                                         1997        1996          1995
-----------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                          $ (5,346)    $ 14,131       $ 12,478
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
  Depreciation and amortization                               7,820        8,524          7,902
  Amortization of deferred compensation                         196           56             --
  Write-off of Arkos Acquisition                             18,031           --             --
  Write-down of inventories                                   1,551          719            244
  Deferred income taxes                                      (7,378)        (782)        (6,814)
Changes in current assets and liabilities
  Accounts receivable                                        (9,941)        (710)        (1,133)
  Inventories                                                (6,481)      (3,055)        (1,771)
  Prepaid expenses and other current assets                  (1,871)      (1,094)        (1,243)
  Accounts payable and accrued liabilities                   11,962         (285)            56
  Deferred revenue                                              667        4,912            464
                                                            -----------------------------------
     Net cash provided by operating activities                9,210       22,416         10,183
                                                            -----------------------------------
Cash flows from investing activities
  Acquisition of fixed assets                                (7,529)      (6,413)        (4,833)
  Sale of marketable securities                              16,173       20,527         28,926
  Purchase of marketable securities                         (25,828)     (25,544)       (23,706)
  Purchase of Arkos                                          (5,000)          --             --
  Increase (decrease) in other assets                         1,615       (1,868)          (558)
                                                            -----------------------------------
     Net cash used in investing activities                  (20,569)     (13,298)          (171)
                                                            -----------------------------------
Cash flows from financing activities
  Proceeds from equipment financing                              --           --          1,500
  Payments of debts                                          (2,407)      (3,600)        (4,020)
  Proceeds from stock issuances                               3,218        2,614          3,269
                                                            -----------------------------------
     Net cash provided by (used in) financing activities        811         (986)           749
                                                            -----------------------------------
Effect of exchange rates on cash and cash equivalents          (653)          --             --
                                                            -----------------------------------
Net increase (decrease) in cash and cash equivalents        (11,201)       8,132         10,761
Cash and cash equivalents at beginning of year               25,790       17,658          6,897
                                                            -----------------------------------
Cash and cash equivalents at end of year                   $ 14,589     $ 25,790       $ 17,658
                                                            -----------------------------------
                                                            -----------------------------------
Supplemental disclosure of cash flow information
  Cash paid during the period for:
     Interest                                              $    278     $    417       $    828
     Income taxes                                          $  3,187     $  5,112       $    776
Supplemental disclosure of noncash investing
and financing activities
  Additions to fixed assets through capital lease
     obligations                                           $     --     $     --       $  2,994
  Unrealized holding gains (losses) on marketable
     securities                                            $     78     $    (92)      $    438
  Tax benefit from stock option exercises                  $    860     $    999       $    545
  Assets acquired in Arkos Acquisition                     $    641     $     --       $     --
  Common stock and warrants issued in Arkos Acquisition    $  9,500     $     --       $     --



The accompanying notes are an integral part of these consolidated financial statements.

                    p 27.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS OF THE COMPANY
Quickturn Design Systems, Inc. (the "Company" or "Quickturn") designs, manufactures, sells and supports emulation and cycle-based simulation system-level verification solutions for the design of integrated circuits and electronic systems. The Company's development and manufacturing facilities are located in San Jose, California, and additional development facilities are located in North Chelmsford, Massachusetts. The Company's principal markets are in North America, Asia-Pacific and Europe.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

CERTAIN RISKS AND CONCENTRATIONS
The Company's products are concentrated in the Electronic Design Automation ("EDA") industry which is highly competitive and rapidly changing. Revenue is concentrated with a relatively limited number of customers, and supplies for certain components are concentrated among a few providers. The loss of a major customer or any reduction in orders by such a customer, the interruption of certain supplier relationships, significant technological changes in the industry or customer requirements, the infringement or expropriation of proprietary intellectual property rights or patents, or the emergence of a major direct competitor could affect operating results adversely. In addition, a significant portion of the Company's revenue is derived from international sales; therefore, fluctuations of the U.S. dollar against foreign currencies or local economic conditions could adversely affect operating results.

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

The Company maintains its excess cash balances in a variety of financial instruments such as money market securities in various financial institutions and securities backed by the U.S. government. The Company has not experienced any material losses in any of the instruments it has used for excess cash balances.

The Company uses forward exchange contracts to hedge certain assets denominated in foreign currencies. For these instruments, risk reduction is assessed on a transaction basis and the instruments are designated and deemed effective as a hedge and are highly inversely correlated to the hedged item as required by generally accepted accounting principles. Gains and losses on these hedges are included in the carrying amounts of the assets and are ultimately recognized in income as part of those carrying amounts. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. The Company does not use any derivatives for trading or speculative purposes. If a derivative ceases to qualify for hedge accounting, it is accounted for on a mark to market basis.

                    p 28.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


TRANSLATION OF FOREIGN CURRENCIES
Effective in 1997, the Company's foreign subsidiary in Japan is considered an independent operation having the local currency as its functional currency. Accordingly, its net assets are translated at year-end exchange rates, while its income and expense accounts are translated at average rates in effect during the year. Adjustments resulting from these translations are reflected in the Stockholders' Equity section titled "Cumulative translation adjustment."

Prior to 1997, all of the Company's foreign subsidiaries, including Japan, were considered to be extensions of the U.S. operation having the U.S. dollar as their functional currency.

The Company's foreign subsidiaries whose functional currency is the U.S. dollar translate monetary assets and liabilities at year-end exchange rates while non-monetary items are translated at historical rates. Income and expense accounts are translated at average rates, except for depreciation and cost of revenue which are translated at historical rates. Translation gains and losses related to these subsidiaries are included in income.

REVENUE RECOGNITION
The Company recognizes revenue from sales of its design verification products and services when all substantial conditions have been met, including shipment to the customer, fulfillment of acceptance terms, if any, and completion of all significant contractual terms. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Maintenance contracts are typically renewed annually. Warranty and similar costs related to post-contract customer support are accrued at the time of sale.

RESEARCH AND DEVELOPMENT
Research and development expenses are charged to operations as incurred.

CASH EQUIVALENTS
Investments and deposits with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS
Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying values of the note payable and capital lease obligations approximate fair value. Estimated fair values for marketable securities (See
Note 4) and forward exchange contracts (see Certain Risks and Concentrations, above) are based on quoted market prices for the same or similar instruments.

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

DEPRECIATION AND AMORTIZATION
Fixed assets are stated at cost and are depreciated generally based on a straight-line method over the estimated useful lives of the assets, generally one to three years. Leasehold improvements are amortized based on a straight-line method over the shorter of the remaining lease term or the estimated useful life of the asset, typically three to five years. Amortization of equipment under capital leases is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related asset, typically three years.

ACCRUED WARRANTY
The Company provides an accrual for future warranty costs based on the historical relationship of revenue to warranty costs incurred.

INCOME TAXES
The Company provides for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured at the tax rates that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NET INCOME (LOSS) PER SHARE
Effective in 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." All prior-period earnings per share data presented have been restated to comply with SFAS 128. The adoption of this standard did not have a material impact on the Company's earnings per share.

                    p 29.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


Basic net income (loss) per share is calculated using the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of common stock issuable upon exercise of stock options and warrants (using the treasury stock method).

Fiscal Year-end
Effective in 1997, the Company changed its fiscal year to December 31 from a 52-week or 53-week year, ending on the last Sunday in December. The change had no significant impact on the current period results of operations. For purposes of presentation, the Company has indicated that its fiscal year ended on December 31 for 1995 and 1996, although it operated on a 52-week or 53-week fiscal year for those years.

Recent Accounting Pronouncements
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement establishes requirements for disclosure of comprehensive income and becomes effective for the Company for fiscal years beginning after December 15, 1997, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supercedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

3. BUSINESS COMBINATIONS
In February 1997, the Company merged with SpeedSim, Inc. ("SpeedSim"), a provider of cycle-based simulation software for the verification of digital logic designs (the "SpeedSim Merger"), for 2.8 million shares of Quickturn common stock. The merger was accounted for as a pooling of interests. The Company incurred direct transaction costs of $1.2 million associated with the merger, which were charged to operations during the quarter ended March
31, 1997. All financial information herein has been restated to include the results of operations of SpeedSim.

Revenue and net income (loss) of the separate companies during the periods preceding the SpeedSim Merger are presented below.


                                          Year ended December 31,
                                         ------------------------
(in thousands)                              1996           1995
-----------------------------------------------------------------
Revenue
  The Company                            $ 104,370       $ 81,800
  SpeedSim                                   5,208            642
                                         ---------       --------
     Combined                            $ 109,578       $ 82,442
                                         ---------       --------
                                         ---------       --------

Net income (loss)
  The Company                            $  12,639       $ 13,083
  SpeedSim                                   1,492           (605)
                                         ---------       --------
     Combined                            $  14,131       $ 12,478
                                         ---------       --------
                                         ---------       --------


In June 1997, pursuant to an asset purchase agreement among the Company, Synopsys, Inc. ("Synopsys") and Arkos Design, Inc. ("Arkos"), the Company purchased from Synopsys certain assets relating to Synopsys's emulation business, including all the outstanding capital stock of Arkos (the "Arkos Acquisition"). The consideration paid by the Company was valued at $14.5 million and consisted of $5.0 million cash, 500,000 shares of Quickturn common stock and warrants to purchase 1.0 million shares of Quickturn common stock. The exercise price of the warrants is $13.34 per share. The acquisition was accounted for as a purchase. The Company recognized charges of $18.0 million in the third quarter of 1997, which consisted of a $2.8 million write-off of the portion of the purchase price which was allocated to in-process research and development and marketing rights, and $15.2 million for the accrual of certain liabilities incurred in connection with the acquisition and other costs related to the acquisition. The balance of the purchase price, consisting of intellectual property of $541,000 and fixed assets of $100,000, is being amortized over three to five years.

                    p 30.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


4. MARKETABLE SECURITIES
At December 31, 1997 and 1996, all marketable securities are classified as available-for-sale and are summarized as follows:

Marketable securities at December 31, 1997



                                                                                                   Net
                                                                                               Unrealized
                                            Market      Cost       Unrealized      Unrealized     Gains
(in thousands)                              Value       Basis         Gains          Losses      (Losses)
----------------------------------------------------------------------------------------------------------
  U.S. government debt securities         $ 14,562    $ 14,549        $  21           $ (8)       $ 13
  Municipal debt securities                 22,424      22,348           78             (2)         76
  Corporate debt securities                  1,559       1,560            2             (3)         (1)
                                          ----------------------------------------------------------------
                                          $ 38,545    $ 38,457        $ 101           $(13)       $ 88
                                          ----------------------------------------------------------------
                                          ----------------------------------------------------------------


Marketable securities at December 31, 1996



                                                                                                   Net
                                                                                               Unrealized
                                            Market      Cost       Unrealized      Unrealized     Gains
(in thousands)                              Value       Basis         Gains          Losses      (Losses)
----------------------------------------------------------------------------------------------------------
  U.S. government debt securities         $  6,655    $  6,664         $  6          $ (15)       $ (9)
  Municipal debt securities                 17,815      17,800           39            (24)         15
  Corporate debt securities                  4,342       4,338            5             (1)          4
                                          ----------------------------------------------------------------
                                          $ 28,812    $ 28,802         $ 50          $ (40)       $ 10
                                          ----------------------------------------------------------------
                                          ----------------------------------------------------------------



At December 31, 1997 and 1996, all marketable debt securities classified as current had scheduled maturities of less than one year. Marketable debt securities classified as noncurrent had scheduled maturities of one to three years.

5. INVENTORIES
Inventories comprise:


                                     December 31,
                                ---------------------
(in thousands)                     1997        1996
-----------------------------------------------------
Raw materials                   $  6,780     $  8,431
Work in process                    4,119        1,710
                                ---------------------
                                $ 10,899     $ 10,141
                                ---------------------
                                ---------------------


6. FIXED ASSETS
Fixed assets comprise:


                                              December 31,
                                          ------------------
(in thousands)                               1997      1996
------------------------------------------------------------
Equipment                               $ 23,070    $ 24,731
Furniture, fixtures and
     leasehold improvements                6,072       3,598
Demonstration and rental equipment         1,698       4,829
                                        --------------------
                                          30,840      33,158
Less accumulated depreciation
     and amortization                    (19,722)    (21,915)
                                        --------------------
                                        $ 11,118    $ 11,243
                                        --------------------
                                        --------------------


Depreciation and amortization expense amounted to $7,754,000, $8,238,000 and $7,008,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


Fixed assets include equipment under capital leases as follows:


                                              December 31,
                                          ------------------
(in thousands)                               1997      1996
------------------------------------------------------------
Cost                                    $ 495       $   2,302
Less accumulated amortization            (389)         (1,313)
                                        ---------------------
                                        $ 106       $     989
                                        ---------------------
                                        ---------------------


The equipment under capital leases is pledged as collateral for repayment of the related lease obligations.

7. ACCRUED LIABILITIES
Accrued liabilities comprise:


                                              December 31,
                                          ------------------
(in thousands)                               1997      1996
------------------------------------------------------------
Accrued payroll and related items       $ 7,218     $  5,466
Income taxes payable                      5,789        6,298
Other accrued liabilities                 7,344        2,822
                                        --------------------
                                        $20,351     $ 14,586
                                        --------------------
                                        --------------------


                    p 31.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


8. BANK BORROWING ARRANGEMENTS
The Company has unsecured revolving lines of credit totaling $9.8 million which provide for borrowings through June 1, 1998. Borrowings under these agreements bear interest at the banks' prime rate (8.5% at December 31, 1997). The agreements are subject to certain restrictive covenants which include achieving annual profitability, excluding the one-time write-off of the Arkos Acquisition, and meeting certain financial ratios and minimum tangible net worth requirements. The Company is currently in compliance with the agreement. The agreements also prohibit the payment of cash dividends. To date, no funds have been drawn against the lines of credit.

9. SHORT TERM DEBT
Capital Lease Obligations
The Company has equipment leases totaling $495,000 at interest rates varying from 8.7% to 9.4%. Certain lease obligations were collateralized by restricted deposits at December 31, 1997 and 1996 of $73,000 and $85,000, respectively, which are included in other assets.

Minimum future lease payments for the year ending December 31, 1997, under all equipment lease arrangements, are $510,000, of which $15,000 represents interest.

Note Payable
At December 31, 1997, the Company had an uncollateralized note payable of $600,000. The note had an original principal balance of $3.0 million and bears interest at 4% per annum, payable quarterly.

10. COMMITMENTS
The Company leases its operating facilities under noncancellable operating leases with terms greater than one year. At December 31, 1997, future minimum rent payments under these leases are as follows:


(in thousands)                     Year ending December 31,
------------------------------------------------------------
1998                                      $  4,806
1999                                         4,853
2000                                         3,924
2001                                         3,345
2002                                         3,436
Thereafter                                   5,262
                                          --------
                                          $ 25,626
                                          --------
                                          --------


Rent expense related to the facilities and various equipment leases was $2,704,000, $1,615,000 and $1,359,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

11. STOCKHOLDERS' EQUITY
Stock Option Plans
As of December 31, 1997, the Company had reserved 4,743,060 shares of common stock for issuance under various stock option plans. Except for the 1994 Outside Director Stock Option Plan, which provides for automatic grants to non-employee directors, the Board of Directors may, under these plans, issue incentive stock options to employees and nonstatutory stock options to employees or paid consultants of the Company at prices no less than fair market value for incentive and 85% of fair market value for nonstatutory stock options. The options are exercisable at times and in increments as specified by the Board of Directors. Options generally vest over four years and expire ten years from date of grant. Options are exercisable prior to vesting, however such unvested shares are subject to repurchase by the Company at their original cost. At December 31, 1997, there were no shares subject to repurchase.

In accordance with Accounting Principles Board Opinion No.25 ("APB 25"), the Company recognized $825,000 of deferred compensation which is amortized over the vesting period of the options. The amortization expense for the years ended December 31, 1997, 1996 and 1995 was $196,000, $56,000 and none, respectively.

Employee Stock Purchase Plan
As of December 31, 1997, the Company had reserved 579,302 shares of common stock for issuance under the Employee Stock Purchase Plan ("ESPP"). Shares are purchased through employees' payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of such offering period. Shares issued under the ESPP in 1997, 1996 and 1995 were 176,733, 198,117 and 158,488, respectively.


Warrants
At December 31, 1997, warrants to purchase 1.2 million shares of common stock (of which 700,000 were exercisable) were outstanding which may be exercised at prices ranging from $13.34 to $30.00 per share. The warrants expire over periods ranging from 2 to 3 years.

                    p 32.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


Information with respect to activity under these stock option plans is set forth below:



                                                                                  Outstanding Options
                                   Shares                    ----------------------------------------------------------
(amounts in thousands,            Available     Options       Number            Price       Aggregate    Weighted Avg.
except share data)                for Grant    Exercised     of Shares        Per Share       Price      Exercise Price
-----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994         207,025      677,346      2,194,188    $ 0.26 - $ 13.25   $ 8,519         $ 3.62
   Additional shares reserved    1,428,164           --             --                  --        --             --
   Options granted                (926,078)          --        926,078    $ 0.19 - $ 11.63     6,357         $ 6.86
   Options exercised                    --      336,401       (336,401)   $ 0.26 - $ 10.38      (575)        $ 1.71
   Options terminated              314,217           --       (314,217)   $ 0.30 - $ 11.63    (1,932)        $ 6.15
   Options repurchased                 896           --             --    $ 0.30 - $  0.50        --         $ 0.36
   Options retired                      --           --        (13,497)   $ 0.64 - $  6.30       (38)        $ 2.82
                                --------------------------------------                      --------
Balance, December 31, 1995       1,024,224    1,013,747      2,456,151    $ 0.19 - $ 13.25    12,331         $ 5.02
   Additional shares reserved    1,000,000           --             --                  --        --             --
   Options granted              (1,436,110)          --      1,436,110    $ 0.19 - $ 19.00    15,206         $10.59
   Options exercised                    --      333,688       (333,688)   $ 0.30 - $ 11.63    (1,166)        $ 3.49
   Options terminated              363,852           --       (363,852)   $ 0.50 - $ 13.25    (3,302)        $ 9.08
   Options retired                      --           --           (117)   $ 0.64 - $  0.64        --         $ 0.64
                                --------------------------------------                      --------
Balance, December 31, 1996         951,966    1,347,435      3,194,604    $ 0.19 - $ 19.00    23,069         $ 7.22
   Additional shares reserved    1,000,000           --             --                  --        --             --
   Options granted                (751,097)          --        751,097    $ 2.83 - $ 18.63     8,617         $11.47
   Options exercised                    --      389,156       (389,156)   $ 0.19 - $ 13.50    (1,406)        $ 3.61
   Options terminated              267,791           --       (267,791)   $ 6.13 - $ 19.00    (3,330)        $12.44
   Options retired                      --           --        (14,354)   $ 0.19 - $  6.30       (33)        $ 2.30
                                --------------------------------------                      --------
Balance, December 31, 1997       1,468,660    1,736,591      3,274,400    $ 0.19 - $ 19.00  $ 26,917         $ 8.22
                                --------------------------------------                      --------
                                --------------------------------------                      --------



At December 31, 1997 and 1996, vested options to purchase 1,657,860 and 1,251,457 shares, respectively, were unexercised.

The following table summarizes information with respect to stock options outstanding at December 31, 1997:



                                   Options Outstanding                               Options Exercisable
                     -------------------------------------------------------    -----------------------------
                        Number       Weighted Average       Weighted Average      Number     Weighted Average
    Range of         Outstanding        Remaining               Exercise        Exercisable     Exercise
 Exercise Prices     at 12/31/97   Contractual Life (Years)      Price          at 12/31/97      Price
-------------------------------------------------------------------------------------------------------------
$  0.19 - $  0.95      373,101             6.24                 $  0.49          322,696       $  0.44
$  1.42 - $  6.13      825,675             5.68                 $  3.80          713,679       $  3.77
$  6.30 - $ 10.50      761,884             8.06                 $  8.45          318,484       $  8.60
$ 11.50 - $ 13.13      741,065             8.67                 $ 12.01          232,891       $ 11.97
$ 13.38 - $ 19.00      572,675             9.30                 $ 14.41           70,110       $ 15.19
                     ---------                                                 ---------
$ 0.19 - $ 19.00     3,274,400             7.61                 $  8.22        1,657,860       $  5.68
                     ---------                                                 ---------
                     ---------                                                 ---------


                    p 33.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


The Company accounts for its stock option and employee stock purchase plans in accordance with APB 25 and related interpretations. The following information concerning such plans is provided in accordance with Statement of Financial Accounting Standards No.123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997:

                              Group A        Group B
-----------------------------------------------------
Risk-free interest rates         6.16%          6.16%
Expected life                 5 years        4 years
Volatility                       0.80           0.80
Dividend yield                     --             --


Similarly, the following weighted average assumptions were used for grants in 1996 and 1995:


                              Group A        Group B
-----------------------------------------------------
Risk-free interest rates         6.30%          6.22%
Expected life                 5 years        4 years
Volatility                       0.70           0.70
Dividend yield                     --             --


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

The weighted average fair values of those options granted in 1997, 1996 and 1995 were $7.24, $8.43 and $5.84, respectively.

The Company has also estimated the fair value of the purchase rights issued under the Company's Employee Stock Purchase Plan, using the Black-Scholes valuation model with the following weighted average assumptions for all years reported:

               Risk-free interest rates            5.84%
               Expected life                 1.25 years
               Volatility                          0.72
               Dividend yield                        --


The weighted average fair values of those purchase rights granted in 1997, 1996 and 1995 were $6.14, $5.15 and $3.74, respectively.

The following pro forma income information has been prepared in accordance with the provisions of SFAS 123:


(amounts in thousands except
per share data)                                1997      1996         1995
---------------------------------------------------------------------------
Net income (loss) -
   pro forma                               $ (7,516)  $ 12,430     $ 11,701
Basic net income (loss)
   per share - pro forma                   $  (0.44)  $   0.76     $   0.76
Diluted net income (loss)
   per share - pro forma                   $  (0.44)  $   0.69     $   0.70


The above pro forma effects on net income (loss) may not be representative of the effects on net income for future years as option grants typically vest over several years and additional options are generally granted each year.

                    p 34.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


12. INCOME TAXES
Income before taxes and details of the income tax provision consist of the following:


                                          Year Ended December 31,
                                    ----------------------------------
(in thousands)                          1997        1996       1995
----------------------------------------------------------------------
Domestic income (loss)
  before taxes                      $ (11,813)   $ 18,856     $ 11,530
Foreign income
  before taxes                            522         996          336
                                    ----------------------------------
Income (loss)
  before taxes                      $ (11,291)   $ 19,852     $ 11,866
                                    ----------------------------------
                                    ----------------------------------

Income tax provision (benefit)
Federal
  Current payable (net of
     benefit from utilization
     of net operating loss
     carryforwards of
     $1,292 and $2,068
     for 1996 and 1995,
     respectively)                  $     703    $  5,235     $  5,279
  Deferred                             (6,155)       (678)      (5,579)
                                    ----------------------------------
                                       (5,452)      4,557         (300)
State
  Current payable                         365         692          749
  Deferred                             (1,223)       (103)      (1,235)
                                    ----------------------------------
                                         (858)        589         (486)
Foreign
  Current payable                         365         575          174
  Deferred                                 --          --           --
                                    ----------------------------------
                                          365         575          174
                                    ----------------------------------
Income tax
  provision (benefit)               $  (5,945)   $  5,721     $   (612)
                                    ----------------------------------
                                    ----------------------------------


The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes are as follows:


                                          Year Ended December 31,
                                    ----------------------------------
(in thousands)                          1997        1996       1995
----------------------------------------------------------------------
Income tax at statutory rate           (35.0%)      35.0%        35.0%
State income taxes, net of
  federal benefit                      (10.8%)       5.5%         6.2%
Change in valuation
  allowance                                --       (9.5%)      (55.0%)
Benefit of foreign sales
  corporation                           (2.4%)      (3.0%)       (0.4%)
Nondeductible expenses                     --        0.5%         2.1%
Foreign taxes                            0.7%        1.4%         4.1%
Research and development
  and business tax credits              (7.6%)      (3.7%)       (2.0%)
Other                                    2.4%        2.6%         4.9%
                                    ----------------------------------
Effective tax provision
  (benefit) rate                       (52.7%)      28.8%        (5.1%)
                                    ----------------------------------
                                    ----------------------------------


The effective income tax provision (benefit) rate in 1997, 1996 and 1995 was impacted by a reduction in the Company's valuation allowance against deferred tax assets of none, $1.9 million and $6.8 million, respectively.

The components of the net deferred tax assets are:


                                                       December 31,
                                                 ---------------------
(in thousands)                                     1997           1996
----------------------------------------------------------------------
Accrued vacation and bonus                     $    391        $   283
Reserve for inventories                           4,386          1,793
Depreciation expense                              1,806          1,864
Deferred revenue                                  1,129            970
Other liabilities and reserves                    4,312          2,666
State taxes, net of federal benefit                  --            118
Net operating loss carryforwards                  2,049            767
Research and development and
  business credits                                2,653            350
                                               -----------------------
     Net deferred tax assets                   $ 16,726        $ 8,811
                                               -----------------------
                                               -----------------------


No provision has been made for federal, state or foreign taxes that may result from future remittances of undistributed earnings of foreign subsidiaries ($806,000 at December 31, 1997) because it is expected that such earnings will be reinvested in these foreign operations. It is not practical to estimate the amount of taxes that might be payable on the eventual remittance of such earnings.

The Company's income taxes currently payable for both federal and state purposes have been reduced by the tax benefit derived from the disqualifying dispositions of incentive stock options and the exercise of nonqualified stock options. The benefit, which totaled $860,000 in 1997 and $999,000 in 1996 was credited directly to additional paid-in capital.

At December 31, 1997, the Company had approximately $5.7 million of federal net operating loss carryforwards and federal and state tax credit carryforwards of $1.3 million and $1.1 million, respectively. The carryforwards expire in 2005 through 2011, if not utilized. A portion of the Company's net operating loss and tax credit carryforwards is subject to an annual limitation of approximately $1.2 million.

                    p 35.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


13. EARNINGS PER SHARE
Basic and diluted earnings per share were calculated as follows:


                                                                 Year Ended December 31,
                                 -----------------------------------------------------------------------------------------
                                             1997                          1996                          1995
                                 ----------------------------   ----------------------------  ----------------------------
(amounts in thousands except                        Per share    Net               Per share   Net               Per share
per share amounts)               Net Loss   Shares   Amount     Income    Shares     Amount   Income    Shares     Amount
-------------------------------------------------------------   ----------------------------  ----------------------------
Net Income (loss)                ($5,346)                      $14,131                        $12,478

BASIC EPS
Net Income (loss) available to
  common stockholders            ($5,346)   17,110  ($0.31)    $14,131    16,323     $0.87    $12,478   15,497     $0.81
                                                    ------                           -----                         -----
                                                    ------                           -----                         -----

EFFECT OF DILUTIVE SECURITIES
Options                               --        --                  --     1,554                   --    1,303
Warrants                              --        --                  --        35                   --        6
                                  ----------------              ----------------               ---------------
                                      --        --                  --     1,589                   --    1,309

DILUTED EPS
Income (loss) available to
  common stockholders plus
  assumed conversions            ($5,346)   17,110  ($0.31)    $14,131    17,912     $0.79    $12,478   16,806     $0.74
                                 --------------------------    ---------------------------    ---------------------------
                                 --------------------------    ---------------------------    ---------------------------



Options to purchase 1,547,522 shares and warrants for 50,802 shares were outstanding during 1997 but were not included in the computation of diluted EPS because their inclusion would have an anti-dilutive effect on the net loss per share. During 1997, 1996 and 1995, options to purchase 174,118, 73,281 and 142,731 shares, respectively, at weighted average exercise prices of $17.25, $14.64 and $11.31 per share, respectively, were outstanding, but were not included in the computation of diluted EPS because the exercise price of the options was greater than the average market price of the common shares. During 1997 and 1996, warrants for 200,000 shares at a weighted average exercise price of $30.00 per share, and during 1995, warrants for 450,000 shares at a weighted average exercise price of $20.00 per share were outstanding but were not included in the computation of diluted EPS because the exercise price of the warrants was greater than the average market price of the common shares. At the end of 1997, anti-dilutive options for 174,118 shares and anti-dilutive warrants for 200,000 shares were still outstanding.

                    p 36.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


14. BUSINESS SEGMENTS AND MAJOR CUSTOMERS
The Company operates in a single industry segment encompassing the development, manufacture, sale and support of system-level verification solutions for the design of integrated circuits and electronic systems.

The Company's top ten customers represented 43%, 52% and 48% of total revenue for the years ended December 31, 1997, 1996 and 1995, respectively. In the year ended December 31, 1996, one customer, Fujitsu, comprised 12% of the Company's total revenue, and in the years ended December 31, 1997 and 1995, no customer individually constituted more than 10% of the Company's total revenue.

The Company markets its products to customers in North America, Asia-Pacific and Europe, and offers technical support, design consulting services, training, hardware maintenance and software upgrades to its customers. Products and services are marketed through a direct sales force in North America, Japan and Europe. The Company also maintains distributorship relationships in Israel, Korea, Singapore and Taiwan.

Revenue information by geographic region is as follows:


                                     Year Ended December 31,
                                ---------------------------------
(in thousands)                     1997        1996         1995
-----------------------------------------------------------------
North America                  $  73,186   $  70,658     $ 56,702
Asia-Pacific                      26,025      30,138       16,496
Europe                            11,193       8,782        9,244
                               ----------------------------------
                               $ 110,404   $ 109,578     $ 82,442
                               ----------------------------------
                               ----------------------------------


North America sales include sales to U.S. customers of $71.1 million, $69.4 million and $55.1 million in 1997, 1996 and 1995, respectively.

Identifiable assets of foreign operations are not significant. The net income
(loss) for all periods presented are derived primarily from the Company's North American operations.

15. EMPLOYEE BENEFIT PLANS
The Company maintains 401(k) savings plans to provide retirement benefits through tax deferred salary deductions for all its employees. The Company may make discretionary contributions, as determined by the Board of Directors, which cannot exceed a percentage of the annual aggregate salaries of those employees eligible to participate. The Company made total contributions to the plans of $497,000 and $394,000 for the years ended December 31, 1997 and 1996, respectively, and none for the year ended December 31, 1995.

16. CONTINGENCIES
In January 1996, the Company filed a complaint with the International Trade Commission (the "ITC") in Washington, DC, seeking to stop unfair importation of logic emulation systems manufactured by Meta Systems, a French subsidiary of Mentor. In the complaint, the Company alleges that Mentor's hardware logic emulation systems infringe the Company's patents. In July 1996, an ITC Administrative Law Judge issued an Initial Determination granting a Temporary Exclusion Order stopping the importation of Mentor's emulation systems into the United States, absent the posting of a bond by Mentor. The ITC Initial Determination included a Cease and Desist Order against all sales activities regarding unbonded Mentor emulation products imported into the United States. In August 1996, the ITC ratified the judge's Initial Determination. Mentor and Meta appealed the Temporary Exclusion Order to the Federal Circuit Court of Appeals, asking that the ITC's Interpretation of Quickturn's patent claims be overturned. On August 15, 1997, the Federal Circuit Court of Appeals affirmed the ITC's decision granting temporary relief to the Company and adopted the patent claim interpretation of the ITC as being correct and derived in accordance with the Federal Circuit's case law. Meanwhile, on August 1, 1997, the ITC Administrative Law Judge issued an Initial Determination that Mentor's SimExpress emulation systems and components, including software components, infringe five of the Company's patents. The Administrative Law Judge recommended that the ITC issue a Permanent Exclusion Order prohibiting the importation of infringing SimExpress systems and components. The Administrative Law Judge further
                    p 37.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


recommended that the ITC issue a Cease and Desist Order prohibiting Mentor from distributing any SimExpress software of non-U.S. origin in the United States. On October 2, 1997, the ITC ratified the Administrative Law Judge's Initial Determination. On December 3, 1997, the ITC issued a Permanent Limited Exclusion Order permanently prohibiting the importation of hardware logic emulation systems, subassemblies or components (including software) manufactured by Mentor and/or Meta. At the same time, the ITC issued a Permanent Cease and Desist Order permanently prohibiting Mentor from, among other things, selling, offering for sale or advertising the same hardware logic emulation devices. The period in which President Clinton had to review the ITC's actions expired on February 2, 1998 and the two orders became final by operation of law.

The Company also is engaged in a Federal District Court case with Mentor and Meta involving six of the Company's patents. Mentor and Meta are seeking a declaratory judgment of noninfringement, invalidity and unenforceability of the patents in dispute, and the Company has filed counteractions against Mentor and Meta for infringement and threatened infringement of the six patents. Mentor has also claimed in this Federal District Court case that press releases issued by the Company were defamatory and interfered with Mentor's prospective economic relations. In June 1997, Quickturn filed a motion for preliminary injunction, asking the District Court to prohibit Mentor from manufacturing, assembling, marketing, loaning or otherwise distributing emulation products and components in the United States, which products and components infringe certain claims in Quickturn's U.S. Patent No. 5,036,473. On August 1, 1997, the U.S. District Court in Oregon granted Quickturn's motion for a preliminary injunction against Mentor's domestic emulation activities.

In August 1997, a preliminary injunction sought by Mentor's German subsidiary, Mentor Graphics (Deutschland) GmbH, was issued by a regional court in Munich, enjoining agents of the Company from making certain statements concerning U.S. litigation matters between the Company and Mentor. On October 17, 1997, the Company filed a complaint alleging infringement of the German part of the Company's European Patent No. 0 437 491 B1 against Mentor Graphics (Deutschland) GmbH, in the District Court of Dusseldorf. A preliminary hearing in this case is set for mid-February.

Aptix Corporation ("Aptix") also filed a suit against the Company alleging various violations of the antitrust laws and unfair competition. The discovery phase of this case was recently completed.

The Company has mounted vigorous defenses against Mentor's defamation and tortious interference claims and the antitrust and unfair competition claims by Aptix. The outcome of these actions cannot be predicted with certainty.

The Company is engaged in certain other legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of these actions at this time, management believes that any liabilities resulting from such proceedings, or claims which are pending or known to be threatened, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                    p 38.     1997 annual report  QUICKTURN DESIGN SYSTEMS, INC.


REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Stockholders
Quickturn Design Systems, Inc.
San Jose, California

We have audited the accompanying consolidated balance sheets of Quickturn Design Systems, Inc. as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material aspects, the consolidated financial position of Quickturn Design Systems, Inc. as of December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand L.L.P.

San Jose, California
January 20, 1998